

Constellation Brands
WORTH REACHING FOR

CAGNY 2023

Constellation Brands

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements that are based on certain assumptions, estimates, expectations, plans, analyses, and opinions made by management in light of their experience and perception of historical trends, current conditions, and expected future developments, as well as other factors management believes are appropriate in the circumstances. These forward-looking statements are subject to various risks and uncertainties, many of which are beyond our or Canopy's control, and which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. When used in this presentation, words such as "anticipate," "intend," "expect," "plan," "continue," "estimate," "exceed," "may," "will," "project," "predict," "propose," "potential," "targeting," "exploring," "scheduled," "implementing," "could," "might," "should," "believe," and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Although we believe that the estimates, expectations, plans, and timetables reflected in the forward-looking statements are reasonable, they may vary from management's current estimates, expectations, plans, and timetables, and we can give no assurance that such estimates, expectations, plans, and timetables will prove to be correct, as actual results and future events and timetables could differ materially from those anticipated in such statements. Information provided in this presentation is necessarily summarized and may not contain all available material information.

All statements other than statements of historical fact in this presentation may be forward-looking statements, including without limitation statements regarding or applicable to our business strategy, future operations, innovation and Digital Business Acceleration strategies, new products, future financial position and liquidity, future net sales, expected volume, inventory, and depletion trends, future marketing strategies and spend, long-term financial model, future effective tax rates and anticipated tax liabilities, access to capital markets, and prospects, plans, and objectives of management; anticipated inflationary pressures and our responses thereto as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, such as repercussions from the conflict in Ukraine; our ESG strategy, corporate social responsibility and sustainability initiatives, environmental stewardship targets, and human capital and diversity, equity, and inclusion objectives, goals, and priorities; the potential impact to supply, production levels, and costs due to global supply chain constraints, transportation, wildfires, and severe weather events; the impact of the Reclassification on the market price of our common stock, associated non-recurring costs and expenses related thereto, and Reclassification-related financing costs and expenses; the COVID-19 pandemic; expected or potential actions of third parties, including possible changes to laws, rules, regulations, international trade agreements, tariffs, taxes, other governmental rules or regulations, or other action by regulatory and governmental agencies or other third parties; the future expected balance of supply and demand for and inventory levels of our products; the refinement of our wine and spirits portfolio; the impact of our supply chain finance program; potential amounts of contingent consideration, if any, received in the divestitures of a portion of our wine and spirits business; the manner, timing, and duration of our share repurchase program and source of funds for share repurchases; the amount and timing of future dividends; our beer expansion, optimization, and/or construction activities, including anticipated scope, capacity, supply, costs, capital expenditures, timeframes for completion, discussions with government officials in Mexico, and potential future impairment of non-recoverable brewery construction assets and other costs and expenses; future, target, or expected growth and growth drivers, shareholder value creation, cash flows, gross profit, gross margin, operating income, operating margin, EBIT, leverage ratios, including target debt leverage ratios, dividend payout ratio, depreciation, and other financial metrics; distribution opportunities; strategic business initiatives; expected operating performance; demographic shifts; activities surrounding our investment in Canopy; Canopy's key priorities, expectations, and outlook; Canopy's plans to consolidated its U.S. cannabis assets, our intention to transition Common Shares into Exchangeable Shares and to negotiate an exchange of our notes in Canopy for Exchangeable Shares, and potential results of such transactions, including the termination of certain agreements and the surrender of outstanding Canopy warrants we hold; triggering events for and the potential impact of Canopy Strategic Transactions; a potential future impairment of our investment in Canopy; our future ownership level and structure in Canopy and our future accounting for our investment in Canopy; the anticipated availability of water, agricultural and other raw materials, and packaging materials; future global economic, market, or other regulatory conditions; unanticipated environmental liabilities and costs; timing of accounting elections or assertions or changes in accounting elections, assertions, or standards; changes in interest rates and foreign exchange rates; the actions of competitors; consumer preferences and trends; the anticipated effects and benefits of our investment in Canopy and potential benefits to or loss of benefits by Canopy; the ability of Canopy to grow its business, operations, and activities; potential impacts on Canopy's growth prospects; potential opportunities in the Canadian, U.S., and global cannabis markets; the potential for future form factors and product development; the availability or benefit of Canopy's existing contractual relationships; the ability of Canopy to achieve market scale; future Canopy revenue run rate and expected timing; Canopy's future outstanding share capital; the abilities of management of Canopy and composition of Canopy's management team; total addressable market, potential future profitability, market shares, and operating margins to be achieved in cannabidol, medical, and recreational cannabis markets; product development; clinical trial work; current and future acquisition, disposition, and investment activities; cannabis legalization; the ability of our divisions to grow their businesses, operations, and activities; potential opportunities in the U.S. and global wine and spirits markets and the U.S. beer market; capital allocation priorities and commitments; the potential for future product development and ability to maintain market scale; and key emerging consumer trends.

FORWARD-LOOKING STATEMENTS (CONT.)

In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this presentation are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: the ability to recognize anticipated benefits of the Reclassification; the impact of the Reclassification on the market price of our common stock; the incurrence of substantial non-recurring costs and expenses in connection with the negotiation and completion of the Reclassification; litigation matters; water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers; the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices, and unfavorable global or regional economic conditions, including economic slowdown or recession; the actual impact to supply, production levels, and costs from global supply chain constraints, transportation challenges (including from labor strikes or other labor activities), wildfires, and severe weather events; the actual balance of supply and demand for our products and the performance of our distributors; the actual demand, net sales, channel proportions, and volume trends for our products; beer operations expansion, optimization, and/or construction activities, scope, capacity, supply, costs (including impairments), capital expenditures, and timing; the duration and impact of the COVID-19 pandemic; the impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cyber-security; the amount, timing, and source of funds for any share repurchases; the impact of our investment in Canopy; the amount and timing of future Constellation dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings; the fair value of our investment in Canopy; the accuracy of management's projections relating to the Canopy investment; the timeframe and amount of any potential future impairment of our investment in Canopy; any impact of U.S. federal laws on Canopy Strategic Transactions; the impact of any Canopy Strategic Transaction upon our future ownership level in Canopy or our future share of Canopy's reported earnings and losses; the cannabis industry, including legalization, the demand for cannabis products, and operational risks inherent in the conduct of cannabis activities; expected benefits of our investment in Canopy that may not materialize in the manner or timeframe expected or at all; the transaction to consolidate Canopy's U.S. cannabis assets and our plans to transition into and exchange our remaining notes in Canopy for Exchangeable Shares which may not be completed at all, including because Canopy may not receive the required approval of its shareholders, that such transactions, if completed, may significantly alter our relationship with and investment in Canopy, including by Canopy no longer being able to derive benefits from its current strategic relationship with us, which could negatively impact Canopy, by limiting our right or opportunity to derive economic benefits from our investment in Canopy if Canopy declares dividends or dissolves and we continue to hold Exchangeable Shares or to increase our ownership in Canopy if Canopy's stock price were to recover prior to the expiration of our Canopy warrants that would be surrendered, or by the potential to subject our financial statements to additional volatility if we account for the Exchangeable Shares at fair value; Canopy's consolidation of its U.S. cannabis assets if it is not viewed favorably by members of the investment community, whether or not it is completed, which may cause a decrease in the value of Canopy's common shares and impair its liquidity and marketability or that if such transaction is not completed for any reason, then Canopy will have expended substantial time and resources that could otherwise have been spent on Canopy's existing businesses and the pursuit of other opportunities that could have been beneficial to Canopy; the potential that Canopy will not remain listed on the stock exchanges it is currently listed on and related impacts; the amount of contingent consideration, if any, received in the divestiture of a portion of our wine and spirits business which will depend on actual future brand performance; the expected impacts of wine and spirits portfolio refinement activities; purchase accounting with respect to any transaction, or the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; our ability to achieve and timeframes for achieving expected target debt leverage ratios, cash flows, operating margin, earnings, and other financial metrics; receipt of any necessary regulatory approvals; operating and financial risks related to managing future growth; competition in our industry or in the cannabis industry; financing, market, economic, regulatory, and environmental risks; global financial conditions; reliance on key personnel; increases in capital or operating costs; changes to international trade agreements or tariffs; any incremental contingent consideration payment paid; accuracy of all projections, including those associated with previously announced acquisitions, investments, and divestitures as well as others associated with Canopy; accuracy of forecasts relating to joint venture businesses; the actual amount and timing of cost reductions based on management's final plans; and other factors and uncertainties disclosed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and our Quarterly Report on Form 10-Q for the quarter ended November 30, 2022. Forward-looking statements are made as of February 23, 2023, and Constellation does not intend and expressly disclaims any obligation to update or revise the forward-looking information contained in this presentation, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, viewers and listeners are cautioned not to place undue reliance on forward-looking information.

USE OF NON-GAAP FINANCIAL MEASURES, DISCLAIMER, CAUTION REGARDING OUTDATED MATERIAL, AND LOCATION OF DEFINED TERMS

This presentation (including audio, video, and supplemental slides, if any) may contain non-GAAP financial measures. These and other non-GAAP financial measures, the purposes for which management uses them, why management believes they are useful to investors, and a reconciliation to the most directly comparable GAAP financial measures can be found in the appendix of this presentation or at ir.cbrands.com under the Financial Info/Financial History (Non-GAAP) section. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability. Non-GAAP financial measures are also referred to as being presented on a comparable or organic basis.

The notes offered under Constellation's commercial paper program have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Constellation's notes under the commercial paper program.

Unless otherwise indicated, the information presented at the 2023 Consumer Analyst Group of New York (CAGNY) Conference and herein is as of February 23, 2023, and, to the best of Constellation's knowledge, timely and accurate when made. Thereafter, it should be considered historical and not subject to further update by Constellation.

A list of defined terms used within can be found in the appendix of this presentation.

TODAY'S PRESENTATION

 OUR CONSUMER-OBSESSION UNDERPINS EVERYTHING WE DO

 WE HAVE A WELL-CONSIDERED, EFFECTIVE STRATEGIC ROADMAP

 GROWTH AND VALUE CREATION REMAIN OUR CORE PROPOSITION

OUR DEEP UNDERSTANDING OF CONSUMER TRENDS UNDERPINS OUR STRATEGY



WHY BEVERAGE ALCOHOL?

GROWTH IN THE CONSUMER BASE SUPPORTS MARKET EXPANSION

U.S. LDA POPULATION GROWTH
(CY10 - CY20)



1% CAGR [1]

U.S. BEVERAGE ALCOHOL DOLLAR SALES GROWTH
(CY10 - CY20)



3% CAGR [2]

1. Source: United States Census Bureau, 2000 Decennial Census Profile of General Demographic Characteristics and 2021 American Community Survey Demographic and Housing Estimates.
2. Source: Constellation Brands internal estimates.



WHY A HIGHER-END FOCUS?

CONSUMER-LED PREMIUMIZATION IS DRIVING HIGHER-END GROWTH

DOLLAR SALES CAGR (FY19 Q3 LTM - FY23 Q3 LTM)

HIGHER-END WINE

LOWER-END WINE

LOWER-END SPIRITS

HIGHER-END SPIRITS

LOW-END BEER

HIGH-END BEER

12%

-3%

$10B

CURRENT TOTAL DOLLAR SALES (FY23 Q3 LTM)

$55B

Source: IRI, Total U.S. Multi-Outlet + Convenience, 52 weeks ending December 4, 2022 and December 2, 2018. Dollar Sales of categories are based on company estimates.

CAPTURING FURTHER CONSUMER-LED PREMIUMIZATION

U.S. TRACKED CHANNEL DOLLAR SALES GROWTH OF BEVERAGE ALCOHOL CATEGORIES & PRICING SEGMENTS



BEER

	CY10	CY19	CY22
LOWER-END	71%	48%	40%
HIGHER-END	29%	52%	60%

WINE

	CY10	CY19	CY22
LOWER-END	76%	69%	59%
HIGHER-END	24%	31%	41%

SPIRITS

	CY10	CY19	CY22
LOWER-END	66%	53%	47%
HIGHER-END	34%	47%	53%

☐ LOWER-END ☐ HIGHER-END

Source: IRI, MULO+C, Calendar Years 2010, 2019, and 2022.

Constellation Brands

WHY A DIVERSIFIED PORTFOLIO?

VAST MAJORITY OF CONSUMERS DRINK ACROSS BEER, WINE & SPIRITS


88%
DOLLAR SALES IN THE U.S. (FY23 Q3 LTM)
12%

SHARE OF CONSUMERS WHO DRINK...

- ACROSS MULTIPLE CATEGORIES
- ONLY ONE CATEGORY

GROWTH IN SHARE OF CONSUMERS IN THE U.S. WHO DRINK ACROSS MULTIPLE CATEGORIES
(FY19 Q3 LTM - FY23 Q3 LTM)

~300 BPS

Source: IRI, Total U.S. All Outlets, 52 weeks ending December 4, 2022 and December 2, 2018.

CAPTURING HIGHER CONSUMER SPEND

BEVERAGE ALCOHOL DOLLARS PER BUYER
(FY23 Q3 LTM)



- 🟨 **DRINK BEER, WINE & SPIRITS** — $1,944
- 🟦 **DRINK TWO CATEGORIES** — $840
- 🟦 **DRINK ONLY ONE CATEGORY** — $291

Source: IRI, Total U.S. All Outlets, 52 weeks ending December 4, 2022 Average Household Beverage Alcohol Spend Per Year.

Constellation Brands

WHAT ELSE INFORMS OUR STRATEGY?

BETTERMENT, FLAVOR, AND DIGITAL TRENDS ARE ALSO IMPORTANT

GROWTH IN THE BETTER-FOR-YOU SEGMENT IN BEVERAGE ALCOHOL IN THE U.S. (CY19-CY22)

25% CAGR [1]

GROWTH IN FLAVOR PRODUCTS IN BEVERAGE ALCOHOL IN THE U.S. (CY19-CY22)

22% CAGR [1]

GROWTH IN 3-TIER E-COMMERCE BEVERAGE ALCOHOL SALES IN THE U.S. (CY19-CY22)

3.2x [2]

1. Source: Better-for-you incudes No-Alcohol, Low-Alcohol, Seltzers, Natural/Organic/Biodynamic, CSD-BevAlc Blend, Kombucha, Light-Calorie, Low-Calorie (excludes Traditional Light Beer). Flavor includes Hard Seltzer, Flavored Beer, Flavored Malt Beverages, Cider, and Ready-to-Drink Cocktails. IRI, Multi-Outlet + Convenience dollar sales, Calendar Years 2019 and 2022.
2. Source: IRI EMI through November 27, 2022.

12

OUR STRATEGIC INITIATIVES CONTINUE WINNING THE CONSUMER, DELIVERING GROWTH, AND CREATING VALUE



Constellation Brands

OUR STRATEGIC INITIATIVES

1 CONTINUE TO BUILD POWERFUL BRANDS THAT PEOPLE LOVE

2 DEVELOP CONSUMER-LED INNOVATIONS ALIGNED WITH EMERGING TRENDS

3 DEPLOY CAPITAL IN-LINE WITH DISCIPLINED AND BALANCED PRIORITIES

4 OPERATE IN A WAY THAT IS GOOD FOR BUSINESS AND GOOD FOR THE WORLD

Constellation Brands

A PORTFOLIO OF POWERFUL BRANDS

OUR BEER BUSINESS

#1 SUPPLIER IN THE HIGH-END OF THE U.S. BEER MARKET



Corona Familiar
Corona Hard Seltzer
Corona Refresca
Corona Hard Seltzer
Corona Light
Corona Premier
Corona Extra
Modelo Ranch Water
Modelo Oro
Modelo Especial
Modelo Negra
Modelo Chelada Especial
Modelo Chelada Naranja Picosa
Pacifico Clara
Victoria
Vicky Chamoy
Fresca Mixed
Two Lane
Funky Buddha Floridian
Local Buzz

OUR WINE AND SPIRITS BUSINESS

A LEADING HIGHER-END WINE AND SPIRITS SUPPLIER



Ruffino
Pinot Grigio
Simi
Svedka Vodka
Woodbridge
Meiomi
Robert Mondavi
Cook's
Kim Crawford
Sauvignon Blanc
The Prisoner
High West
Bourbon
Casa Noble
Mi Campo
My Favorite Neighbor
Lingua Franca
Austin Cocktails

A PORTFOLIO OF POWERFUL BRANDS

Constellation Brands

#4 BEER IN THE U.S. BEER MARKET [1]

#3 BEER IN THE HIGH-END [1]



#2 BEER IN THE U.S. BEER MARKET [1]

#1 BEER IN THE HIGH-END [1]



#6 IMPORT IN THE U.S. BEER MARKET [1]

#6 BEER IN THE STATE OF CALIFORNIA [1]

#1 PINOT NOIR [1]



#1 SAUVIGNON BLANC [1]



#2 SUPER LUXURY WINE BRAND [1]



#3 HIGHER-END AMERICAN RYE WHISKEY [1]



#1 TRENDING TEQUILA [2]



1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022.
2. Source: Drinks International.

CORONA EXTRA

A LONG-STANDING ICON WITH RE-INVIGORATED GROWTH

HIGHLY EFFECTIVE MARKETING INVESTMENTS



TOP SCORING AD IN U.S. BEER CATEGORY [1]

2ND SHARE OF VOICE POSITION IN U.S. MEDIA [1]

#1 CONSUMER AWARENESS & CONSIDERATION [1]

UNLOCKING GROWTH FROM BROADENED LDA CONSUMER DEMOGRAPHICS

DOLLAR SALES BY CONSUMER DEMOGRAPHIC [2]



FY19 Q3 LTM: 10% · 32% · 49%



FY23 Q3 LTM: 13% · 32% · 45%

■ HISPANIC   ■ WHITE   ■ BLACK   ■ OTHER CONSUMERS

8% CAGR DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM - FY23 Q3 LTM) [3]

1. Sources: Ace Metrix/iSpot.tv syndicated database, Kantar & Pathmatics digital Q1-Q3 CY22 data, and YouGov BrandIndex syndicated tracking data.
2. Source: Numerator insights, FY19 Q3 LTM and FY23 Q3 LTM.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.

Constellation Brands

MODELO ESPECIAL

2ND LARGEST BEER IN THE U.S. WITH CONTINUED GROWTH POTENTIAL

SIGNIFICANT SHARE OPPORTUNITY NATIONALLY

MODELO ESPECIAL DOLLAR SHARE BY STATE [1]


0%
22%

FURTHER UPSIDE BEYOND HISPANIC LDA CONSUMER

DOLLAR SALES BY CONSUMER DEMOGRAPHIC [2]


30%
70%
FY19 Q3 LTM
45%
55%
FY23 Q3 LTM
HISPANIC
OTHER CONSUMERS

19% CAGR DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM - FY23 Q3 LTM) [3]

1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 (Alaska, Hawaii, and Montana data not available in IRI).
2. Sources: Nielsen expanded Hispanic panel, 52 weeks ending November 10, 2018 and Numerator Insights, FY23 Q3 LTM.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.

PACIFICO

THE FASTEST GROWING MAJOR BEER BRAND IN THE U.S.

ATTRACTING NEW GENERATIONS OF LDA CONSUMERS TO OUR PORTFOLIO

HIGHER SHARE OF DOLLAR SALES FROM MILLENNIALS & LDA GEN Z CONSUMERS[1]

SIGNIFICANT HOUSEHOLD PENETRATION OPPORTUNITY [1]



40%

2%



33%

11%

21% CAGR

DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM – FY23 Q3 LTM)[2]

1. Source: Numerator insights.
2. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.

KIM CRAWFORD

THE #1 NEW ZEALAND WINE BRAND IN THE U.S. EVOLVING INTO A LIFESTYLE BRAND WITH BROADER INTERNATIONAL OFFERINGS

14% CAGR
DOLLAR SALES IN U.S. TRACKED CHANNELS
(FY19 Q3 LTM - FY23 Q3 LTM)[1]

1.8M CASES
DEPLETIONS
(FY23 Q3 LTM)[2]

8% CAGR
DEPLETIONS
(FY19 Q3 LTM - FY23 Q3 LTM)[2]

#1 SAUVIGNON BLANC IN THE U.S. WINE MARKET[3]

#4 SUPER PREMIUM PROSECCO IN THE U.S. WINE MARKET[3]

#5 SUPER PREMIUM ROSÉ IN THE U.S. WINE MARKET[3]



1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022

MEIOMI

THE #1 ULTRA PREMIUM WINE BRAND IN THE U.S.

15% CAGR

DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM - FY23 Q3 LTM)[1]

1.8M CASES
DEPLETIONS (FY23 Q3 LTM)[2]

10% CAGR
DEPLETIONS (FY19 Q3 LTM - FY23 Q3 LTM)[2]

#1 PINOT NOIR IN THE U.S. WINE MARKET[3]

#3 ULTRA PREMIUM CHARDONNAY IN THE U.S. WINE MARKET[3]

#5 ULTRA PREMIUM ROSÉ IN THE U.S. WINE MARKET[3]



1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022

THE PRISONER WINE CO.

AN EXPANDED HIGH-GROWTH, HIGHER-END SET OF BRANDS WITH SIGNIFICANT GLOBAL AND OMNI-CHANNEL OPPORTUNITIES

31% CAGR
DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM - FY23 Q3 LTM)[1]

570k CASES
DEPLETIONS (FY23 Q3 LTM)[2]

23% CAGR
DEPLETIONS (FY19 Q3 LTM - FY23 Q3 LTM)[2]



The Prisoner
- #2 SUPER LUXURY WINE BRAND[3]
- #1 SUPER LUXURY RED BLEND[3]

SALDO™
- #1 SUPER LUXURY ZINFANDEL[3]

UNSHACKLED
- #7 LUXURY WINE BRAND[3]
- #2 LUXURY RED BLEND[3]

1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022

Constellation Brands

HIGH WEST

A TOP 15 AMERICAN HIGHER-END WHISKEY BRAND IN THE U.S.

21% CAGR
DOLLAR SALES IN U.S. TRACKED CHANNELS
(FY19 Q3 LTM - FY23 Q3 LTM) [1]

170k CASES
DEPLETIONS
(FY23 Q3 LTM) [2]

14% CAGR
DEPLETIONS
(FY19 Q3 LTM - FY23 Q3 LTM) [2]

#3 HIGHER-END AMERICAN RYE WHISKEY IN THE U.S. [3]


HIGH WEST
DOUBLE RYE
A BLEND of STRAIGHT RYE WHISKEYS

CONTINUED STRONG GROWTH IN ULTRA PREMIUM AMERICAN WHISKEY SEGMENT IN THE U.S.
(FY23 Q3 LTM) [3]

19%

1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022

CASA NOBLE & MI CAMPO

RISING TEQUILA BRANDS DELIVERING SIGNIFICANT GROWTH IN THE U.S. AND KEY INTERNATIONAL METRO MARKETS

19% CAGR
DOLLAR SALES
IN U.S. TRACKED CHANNELS
(FY19 Q3 LTM - FY23 Q3 LTM) [1]

157k CASES
DEPLETIONS
(FY23 Q3 LTM) [2]

29% CAGR
DEPLETIONS
(FY19 Q3 LTM - FY23 Q3 LTM) [2]

CASA NOBLE®
TEQUILA


#1 TOP TRENDING TEQUILA
DRINKS INTERNATIONAL 2022
AS VOTED BY THE WORLD'S BEST BARS


INTERNATIONAL SPIRITS CHALLENGE 2022 GOLD

#1 TOP TRENDING TEQUILA

AÑEJO, REPOSADO, & BLANCO

CONTINUED STRONG GROWTH IN HIGHER-END TEQUILA SEGMENT IN THE U.S.
(FY23 Q3 LTM) [3]

8%

1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022





Constellation Brands

A HOLISTIC APPROACH TO BETTERMENT















	LOWER ALCOHOL LOWER CALORIES	NON-ALCOHOLIC LOWER / NO CALORIES
ESTABLISHED BRANDS ALIGNED WITH TREND	Corona Light; Corona PREMIER THE EXCEPTIONAL LIGHT BEER; KIM CRAWFORD ILLUMINATE; MEIOMI BRIGHT	HOP WTR; KARMA water; PART OF VENTURES PORTFOLIO
ADDITIONAL OFFERINGS IN CY23	CERVEZA Modelo Oro	Corona NON-ALCOHOLIC



Corona
PREMIER

CERVEZA
Modelo
Oro
GOLD STANDARD
LIGHT BEER
90 CALS
3.0g CARBS
BEER BREWED IN MEXICO
4.2% ALC/VOL

25



Constellation Brands

Modelo
CHELADA
MANGO y Chile
CHELADA
LIMÓN y SAL
CHELADA
PIÑA

BROAD FLAVOR OFFERINGS



Cerveza Modelo 1925 CHELADA

30% CAGR — DOLLAR SALES IN U.S. TRACKED CHANNELS (FY19 Q3 LTM - FY23 Q3 LTM) [1]

>50% SHARE — OF CHELADA SEGMENT DOLLAR SALES (FY23 Q3 LTM) [2]

3.5x — DEPLETIONS GROWTH (FY19 Q3 LTM - FY23 Q3 LTM) [2]

COMPLETE RANGE OF "FLAVOR" BRANDS IN ONE PORTFOLIO

TRADITIONAL FMB	HARD SELTZERS
Corona Refresca Hard Tropical Punch	Corona Hard Seltzer PRESS [3]
READY-TO-DRINK SPIRITS	**WINE SPRITZERS**
Austin Cocktails Fresca Mixed	Woodbridge Wine Soda Kim Crawford Iced Tea Wine Spritz













1. Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending December 4, 2022 and December 2, 2018.
2. Source: Company measures.
3. Part of Constellation Brands Ventures Portfolio

26

Constellation Brands

ACCELERATING DIGITAL TRANSFORMATION

BEVERAGE ALCOHOL 3-TIER E-COMMERCE SALES REMAINS ELEVATED IN POST-PANDEMIC TIMES

>4x above pre-COVID [1]

OUR PORTFOLIO IS OUTPACING BEVERAGE ALCOHOL IN 3-TIER E-COMMERCE

12pts above market [2]


HIGH WEST
DOUBLE RYE
HIGH WEST
BOURBON

1. Source: IRI EMI through 11/27/22, CBI eCommerce Category Advisory Platform. Pandemic Timeframe & Growth Comparisons = 4WKS 4/19/20 – 11/27/22 (35 Quad Periods) vs. 35 Quad Periods before 4/19/20.
2. Source: IRI EMI through 12/25/22

DEPLOY CAPITAL IN LINE WITH DISCIPLINED AND BALANCED PRIORITIES

 **COMMITTED TO A DISCIPLINED FINANCIAL FOUNDATION**

 **BALANCING REINVESTMENT AND ADDITIONAL RETURNS**

 **DEPLOY EXCESS CASH THOUGHTFULLY AND PRUDENTLY**

COMMITTED TO A DISCIPLINED FINANCIAL FOUNDATION

FOCUSED ON MAINTAINING A SOLID INVESTMENT GRADE RATING

TARGET NET LEVERAGE RATIO

~3.0X[1]

TARGETING DIVIDEND GROWTH IN-LINE WITH EARNINGS

TARGET DIVIDEND PAYOUT RATIO

~30%[2]

1. Net leverage ratio defined as debt net of cash divided by comparable basis EBITDA excluding Canopy EIE. EBITDA is calculated on a comparable basis and is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP financial measure is included within the appendix.
2. Payout ratio defined as dividend per share divided by adjusted earnings per share.

BALANCING REINVESTMENT AND ADDITIONAL RETURNS

DEPLOYING CAPITAL TO ORGANIC INVESTMENTS TO SUPPORT GROWTH

ADDITIONAL BEER BREWING CAPACITY FY23-26

25-30M HL[1]

BUY-BACKS TARGETED TO AT LEAST COVER DILUTION WITH ABILITY TO OPPORTUNISTICALLY DO MORE

REMAINING CAPACITY FOR OPPORTUNISTIC BUYBACKS

$1.2B[2]

1. Organic depletions growth, includes innovation/new products and excludes impact from any future acquisitions/divestitures.
2. $1.2B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0 billion of the company's publicly traded common stock as of November 30, 2022.

DEPLOY EXCESS CASH THOUGHTFULLY AND PRUDENTLY

ANY POTENTIAL ACQUISITIONS TO BE FOCUSED ON SMALL TARGETS TO FILL PORTFOLIO GAPS

TARGET CRITERIA

CONSUMER-LED
ACCRETIVE
SYNERGISTIC

RECENT ACQUISITIONS



MY FAVORITE NEIGHBOR

LINGUA LF FRANCA

AUSTIN SMALL ★ BATCH COCKTAILS™

SERVING AS GOOD STEWARDS OF OUR ENIVORNMENT

MODELING WATER STEWARDSHIP

TARGETING

~1.1 BILLION GALLONS

OF WATER RESTORATION BY FY25

REDUCING GHG EMISSIONS

TARGETING

~15% REDUCTION

OF SCOPE 1 & SCOPE 2 GHG EMISSIONS BY FY25

1. From baseline fiscal year 2020 Scope 1 and Scope 2 emissions

ENHANCING SOCIAL EQUITY WITHIN OUR INDUSTRY AND COMMUNITIES

WORKFORCE GENDER AND ETHNIC DIVERSITY REPRESENTATION GOALS

FEMALE REPRESENTATION

FY26 GOAL [1]
50%

ETHNIC DIVERSITY REPRESENTATION

FY26 GOAL [1]
30%

ENHANCING ECONOMIC DEVELOPMENT IN COMMUNITIES WE OPERATE IN

$100M
COMMITMENT TO FOCUS ON FEMALE FOUNDER INITIATIVE

$100M
COMMITMENT TO FOCUS ON MINORITY FOUNDER INITIATIVE

1. Goals referenced from Constellation Brands 2022 ESG Impact Report. Measures refer to U.S. salaried population and self-disclosed employee information.

ENHANCING OUR CORPORATE GOVERNANCE PROFILE

ALIGNMENT OF VOTING POWER AND ECONOMIC OWNERSHIP OF ALL SHAREHOLDERS

100% OF BOARD ELECTED BY HOLDERS OF CLASS A STOCK

ROTATION OF LEAD INDEPENDENT DIRECTOR

INTRODUCTION OF ANTI-PLEDGING POLICY

BETTER ALIGNED WITH SHAREHOLDERS, ADVOCACY GROUPS AND PROXY ADVISORS

PROMOTING RESPONSIBLE BEVERAGE ALCOHOL CONSUMPTION

CHAMPIONING THE SAFE AND RESPONSIBLE ENJOYMENT OF BEVERAGE ALCOHOL IS FOUNDATIONAL TO WHO WE ARE

RESPONSIBLE CONSUMPTION STRATEGIES IN ACTION

 WORKING WITH THE BREWERS' VOLUNTARY INITIATIVE TO PROVIDE KEY CONSUMER INFORMATION ON ALCOHOLIC BEVERAGES

 SUPPORTING PROGRAMS TO PROMOTE MODERATE CONSUMPTION THROUGH OUR BOARD MEMBERSHIP AT THE WINE INSTITUTE

 PROMOTING ANTI-DRUNK DRIVING MEASURES THROUGH OUR DISCUS MEMBERSHIP

35

OUR PATH FORWARD REMAINS A COMPELLING PROPOSITION



Constellation Brands

BEST-IN-CLASS BEER BUSINESS

50+ CONSECUTIVE

QUARTERS OF DEPLETIONS GROWTH



+3.0%
+5.5%
+4.5%
+7.6%
+6.0%
+12.6%
+12.0%
+9.8%
+8.8%
+7.5%
+6.3%
+8.9%
+7.8%

Source: Company quarterly depletion growth rates from FY11 through FY23 Q3; highlighted percentages represent the depletion growth for the fiscal year and initial three quarters of Fiscal 2023; excludes import brands no longer within portfolio (St. Pauli Girl, Tsingtao, and Somersby) .

BEST-IN-CLASS BEER BUSINESS



NET SALES — **OPERATING INCOME** [1]

~9% CAGR

~40% AVERAGE OP. MARGIN [1]

	FY19	FY20	FY21	FY22	FY23 GUIDANCE
Net Sales	$5.2	$5.6	$6.1	$6.8	9%-10% GROWTH
Operating Income	$2.0	$2.2	$2.5	$2.7	4%-5% GROWTH

BILLIONS

MEDIUM-TERM TARGETS

7-9%
NET SALES GROWTH

39-40%
OPERATING MARGIN [1]

1. Operating margin and operating income are on a comparable basis. All comparable GAAP financial measures for the actual periods presented within the appendix of this presentation. Beer Business implied operating margin guidance for FY23 below medium-term range due to incremental inflation and depreciation.

OPTIMIZED WINE & SPIRITS BUSINESS

OUR NET SALES HAVE SHIFTED TO BE MAINLY DRIVEN BY OUR HIGHER-END BRANDS [1]

OUR NET SALES ARE ALSO SHIFTING TO INTERNATIONAL MARKETS & DTC CHANNELS



□ % LOWER-END   ■ % HIGHER-END

	FY19 [2]	FY23 Q3 YTD [2]
% HIGHER-END	34%	62%
% LOWER-END	66%	38%



■ US WHOLESALE   ■ DTC   □ INTERNATIONAL

	FY19 [2]	FY23 Q3 YTD [2]
INTERNATIONAL	8%	11%
DTC	2%	4%
US WHOLESALE	90%	85%

1. Portfolio shift inclusive of the divestiture to E. & J. Gallo in FY21 of mainstream lower-end brands and the divestiture to The Wine Group in Q3 FY23 of mainstream and premium wine brands primarily in the lower-end categories.
2. Source: Company measures.

Constellation Brands

OPTIMIZED WINE & SPIRITS BUSINESS



NET SALES   **OPERATING INCOME** [1]

INCLUDES DIVESTITURE OF LOWER-PRICED BRANDS TO E. & J. GALLO IN FY21

ADJUSTMENTS FROM ADDITIONAL DIVESTITURE OF MAINSTREAM AND PREMIUM BRANDS TO THE WINE GROUP CLOSED IN Q3 FY23

BILLIONS

$2.9 $2.7 $2.5 $2.1

~$(44)M NET SALES   0% - (2)% DECLINE

~25% AVERAGE OP. MARGIN

$0.8 $0.7 $0.6 $0.5

~$(26)M OP. INCOME [2]   3% - 5% GROWTH

FY19   FY20   FY21   FY22   FY23 GUIDANCE

MEDIUM-TERM TARGETS

2-4%
ORGANIC NET SALES GROWTH

28-29%
OPERATING MARGIN [1]

1. Operating margin and operating income are on a comparable basis. All comparable GAAP financial measures for the actual periods presented within the appendix of this presentation. Wine & Spirits Business net sales growth guidance for FY23 below medium-term range due to non-recurring net sales benefits in FY22, divestiture of brands in FY23, and incremental inflation.
2. Operating income adjustment based on ~$26M CAM adjustment and <$1M SG&A and OI&E adjustments.

Constellation Brands

BUILDING LONG TERM SHAREHOLDER VALUE

10 CONSECUTIVE YEARS AS A GROWTH LEADER AMONG CPG PEERS [1]



★ CY22

★ CY21   ★ CY20   ★ CY19

★ CY18   ★ CY17   ★ CY16

★ CY15   ★ CY14   ★ CY13

10-YEAR ANNUALIZED TSR [2]

☐ CONSTELLATION BRANDS   ☐ 10-K COMPETITORS



23.0%
14.7%
11.6%
10.7%
9.5%
9.2%
7.5%
3.8%
0.3%   N/A[2]

~8% COMPETITOR AVERAGE

1. Source: IRI and BCG Analysis.
2. Source: Company filings and FactSet. Total Shareholder Returns (TSR) to 1/31/23 as calculated by FactSet. Methodology includes share price performance, with dividends reinvested on the ex-dividend date, and excludes special cash dividends. N/A reflects absence of TSR for competitor not listed as of 3/01/13.



APPENDIX 1

ADDITIONAL CAPITAL ALLOCATION REFERENCE MATERIALS

DEPLOY CAPITAL IN LINE WITH DISCIPLINED AND BALANCED PRIORITIES

① COMMITTED TO A DISCIPLINED FINANCIAL FOUNDATION

FOCUSED ON MAINTAINING A
SOLID INVESTMENT GRADE RATING

TARGET **~3.0X** LEVERAGE RATIO [1]

TARGETING DIVIDEND GROWTH
IN-LINE WITH EARNINGS

TARGET **~30%** DIVIDEND PAYOUT RATIO

② BALANCING REINVESTMENT AND ADDITIONAL RETURNS

DEPLOYING CAPITAL TO ORGANIC INVESTMENTS
TO SUPPORT GROWTH

+25-30M HL BREWING CAPACITY [2]

SHARE REPURCHASES TARGETED TO AT LEAST COVER
DILUTION WITH ABILITY TO OPPORTUNISTICALLY DO MORE

~$1.2B OF CAPACITY IN PLACE [3]

③ DEPLOY EXCESS CASH THOUGHTFULLY AND PRUDENTLY

SMALL ACQUISITIONS TO FILL PORTFOLIO GAPS
CONSUMER-LED, ACCRETIVE, SYNERGISTIC TARGETS

1. Excludes Canopy EIE.
2. Incremental brewing capacity for the FY23 – FY26 time period supported by expected capital expenditure for the Beer Business in the $5.0 - $5.5 billion range over the same time period and inclusive of maintenance capex.
3. $1.2B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0 billion of the company's publicly traded common stock as of November 30, 2022.

MAINTAINING A SOLID INVESTMENT GRADE RATING

TARGET NET LEVERAGE RATIO IN THE ~3.0X RANGE [1]

NET LEVERAGE RATIO [1]



INCLUDES ~$3.2B OF DEBT REDUCTION [3]

INCREASE DUE TO RECLASSIFICATION FINANCING

FY19	FY20	FY21	FY22	Q2 FY23	Q3 FY23
4.5X	3.9X	3.1X	3.1X	3.0X	3.4X

DEBT MATURITY PROFILE [2]

☐ BANK DEBT ☐ SENIOR NOTES
☐ REVOLVER ☐ RECLASSIFICATION FINANCING (BANK DEBT)



BILLIONS

PREPAYABLE WITHOUT PENALTY

FY24	FY25	FY26	FY27	FY28	FY29-FY32
NIL	$1.0 / $0.3	$0.5 / $1.4	$0.6	$2.3 / $1.8	$2.9

1. Excludes Canopy EIE.
2. Excludes commercial paper, working capital lines, letters of credit, and senior notes maturing in FY33, FY48, FY49, and FY51.
3. Includes reduction in short-term borrowings, current maturities of long-term debt, and long-term debt, less current maturities.

Constellation Brands

TARGETING DIVIDEND GROWTH IN-LINE WITH EARNINGS

TARGET DIVIDEND PAYOUT RATIO IN THE ~30% RANGE

DIVIDEND PAYOUT RATIO [1]

~$1.7B OF DIVIDENDS PAID
CONSTELLATION BRANDS
10-K COMPETITORS AVERAGE
29%
29%
28%
27%
29%
29%
30%
30%
FY20-FY22
FY22
FY21
FY20





DIVIDEND YIELD [1]

1.5%
1.8%
1.3%
1.7%
1.6%
1.4%
1.6%
1.8%
FY20-FY22
FY22
FY21
FY20

1. Constellation Brands data reflects 03/01/19 to 02/28/22 period. Competitor data reflects fiscal year or cumulative quarterly / half-yearly periods amounting to a year immediately preceding the corresponding Constellation Brands fiscal year period(s). Payout ratio calculated as dividend per share divided by adjusted earnings per share. Yield calculated as dividend per share divided by share closing price. Calculation data sourced from financial results press release of Constellation Brands and competitors and NASDAQ IR Insights.

EXECUTING ORGANIC INVESTMENTS TO SUPPORT GROWTH

CAPITAL EXPENDITURE FOR THE BEER BUSINESS IS EXPECTED TO BE IN THE $5.0B - $5.5B RANGE FOR THE FY23 - FY26 TIME PERIOD [1]

ADDING 25-30M HL OF BREWING CAPACITY TO SUPPORT MEDIUM TERM MID TO HIGH SINGLE-DIGIT VOLUME GROWTH OF BEER BUSINESS [2]

1ST WAVE FY24 [3]	2ND WAVE FY25-FY26 [4]	3RD WAVE FY26+ [5]
ADDING	ADDING	ADDING
~10M HL	~8M HL	~7-12M HL
TOTAL CAPACITY	TOTAL CAPACITY	TOTAL CAPACITY
~51M HL	~59M HL	~66-71M HL

1. Includes maintenance capex.
2. Organic depletions growth, includes innovation/new products and excludes impact from any future acquisitions/divestitures.
3. Includes 5M HL ABA expansion in Nava and 5M HL expansion in Obregon.
4. Includes 5M HL expansion in Obregon and initial 3M HL module in 'greenfield' development at Veracruz.
5. Includes additional potential expansions to be modularly added aligned with future growth expectations and efficiency attainment assumptions.

EXECUTING ORGANIC INVESTMENTS TO SUPPORT GROWTH

WINE & SPIRITS HOSPITALITY VENUE UPGRADES TO ENHANCE EXPERIENCES AND SEEK TO MAXIMIZE DIRECT-TO-CONSUMER OPPORTUNITY

NEW TASTING FACILITY AT THE PRISONER WINERY

ROBERT MONDAVI WINERY RENOVATIONS

BUY-BACKS TARGETED TO AT LEAST COVER DILUTION

ABILITY TO OPPORTUNISTICALLY DO MORE WITH ~$1.2B OF CAPACITY [1]

SHARE REPURCHASE RATIO FROM FY20-FY22 [2]



■ CONSTELLATION BRANDS □ 10-K COMPETITORS

- 4.5%
- 4.6%
- 3.2%
- 0.3%
- 0.0%
- 0.0%
- 0.0%
- 0.0%
- 0.0%
- 0.0%

~1.3%
COMPETITOR AVERAGE

COMPLETED REPURCHASES



BILLIONS

- FY22 — $1.4
- FY23 Q1-Q3 — $1.4
- FY22-FY23 Q3 — $2.8

1. $1.2B represents remaining portion of authorization approved by Board of Directors in January 2021 to repurchase up to $2.0 billion of the company's publicly traded common stock.
2. Constellation Brands data reflects 03/01/19 to 02/28/22 period. Competitor data reflects fiscal year immediately preceding the corresponding Constellation Brands fiscal year period(s). Share repurchase ratio calculated as share repurchases divided by market capitalization. Calculation data sourced from Bloomberg.

SMALL ACQUISITIONS TO FILL PORTFOLIO GAPS

RECENT ACQUISITIONS OF HIGH-GROWTH BRANDS ALMOST ENTIRELY SELF-FUNDED THROUGH SALE OF SUCCESSFUL VENTURE INVESTMENT

$8.1B OPERATING CASH FLOW FY20-FY22

<5%

M&A EXPENDITURES

ACQUISITIONS

MY FAVORITE NEIGHBOR

HIGHER-END WINES FROM PASO ROBLES, CALIFORNIA, WITH STRONG DIRECT-TO-CONSUMER BUSINESS, INCLUDING ECOMMERCE

LINGUA FRANCA — HIGHER-END WINES FROM WILLAMETTE VALLEY, OREGON

AUSTIN COCKTAILS — PREMIUM BRAND IN HIGH-GROWTH READY-TO-DRINK SEGMENT



APPENDIX 2

ADDITIONAL ESG REFERENCE MATERIALS

MODELING WATER STEWARDSHIP

TARGETING

~1.1 BILLION GALLONS
OF WATER RESTORATION BY FY25

WATER RESTORATION STRATEGIES IN ACTION

 **REFORESTATION OF 2,000+ HECTARES OF LAND NEAR NAVA BREWERY OVER THE NEXT NINE YEARS**

 **BUILT 3 DAMS NEAR OBREGON BREWERY SAVING ~15 MILLION CUBIC METERS OF WATER ON AVERAGE IN LAST 3 YEARS**

 **NEW TECHNOLOGIES NEAR OUR NAPA VALLEY VINEYARDS REPRESENTING A 39% IMPROVEMENT IN WATER EFFICIENCY**

REDUCING GHG EMISSIONS

TARGETING

~15% REDUCTION

OF SCOPE 1 & SCOPE 2 GHG EMISSIONS BY FY25[1]

GHG STRATEGIES IN ACTION

 **99%** OF BIOGAS GENERATED AT NAVA BREWERY IS USED IN ITS BOILERS REDUCING METHANE EMISSIONS

 PLAN TO CONVERT PORTION OF BEER OPERATIONS TO NATURAL GAS AND INVEST IN WIND FARMS

 **100%** OF ELECTRICITY PROCURED AT WOODBRIDGE WINERY IS FROM A RENEWABLE SOURCE

1. From baseline fiscal year 2020 Scope 1 and Scope 2 emissions

FOSTERING AN INCLUSIVE CULTURE

WE ARE COMMITTED TO CULTIVATING A BEST-IN-CLASS, DIVERSE, AND EQUITABLE WORKFORCE

WORKFORCE GENDER AND ETHNIC DIVERSITY REPRESENTATION GOALS

FEMALE REPRESENTATION [1]

ETHNIC DIVERSITY REPRESENTATION [1]

FY22 ACHIEVEMENT	FY26 GOAL
43%	50%

FY22 ACHIEVEMENT	FY26 GOAL
22%	30%

1. Goal progress from Constellation Brands 2022 ESG Impact Report. Measures refer to U.S. salaried population and self-disclosed employee information.

ADVANCING DIVERSITY, EQUITY & INCLUSION IN BEVERAGE ALCOHOL

CONTINUED EXECUTION OF EXISTING PROGRAMS

$100M
COMMITMENT TO FOCUS ON FEMALE FOUNDER INITIATIVE

$100M
COMMITMENT TO FOCUS ON MINORITY FOUNDER INITIATIVE

CREATING NEW OPPORTUNITIES TO ACCELERATE CHANGE

SUPPORTING 1,800 ROLES INTENDED FOR THE BLACK COMMUNITY IN THE SPIRITS INDUSTRY VIA PARTNERSHIP WITH
PRONGHORN & DISCUS

BUILDING MORE GENDER DIVERSE WORKPLACES VIA MEMBERSHIP IN
WOMEN OF THE VINE & SPIRITS



APPENDIX 3

DEFINED TERMS &
ADDITIONAL FINANCIAL INFORMATION

DEFINED TERMS

Unless the context otherwise requires, the terms "Company," "CBI," "STZ," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this presentation that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
10-K Competitors	2022 10-K competitors that are publicly listed companies consist of Anheuser-Busch InBev, The Boston Beer Company, Brown-Forman, Diageo, Duckhorn Portfolio, Heineken, Molson Coors, Pernod Ricard, and Treasury Wine Estates
ABA	Alternative Beverage Alcohol
BPS	Basis points
CAGR	Compound annual growth rate
CAM	Contribution after marketing, which equals gross profit less marketing expenses
Canopy	Canopy Growth Corporation
Canopy Strategic Transaction(s)	Any potential acquisition, divestiture, investment, or other similar transaction made by Canopy, including but not limited to the potential transaction with Acreage and the Canopy Transaction
Canopy Transaction	Proposed corporate transaction by Canopy, including the creation of Exchangeable Shares, designed to consolidate its U.S. cannabis assets into Canopy USA
Common Shares	Canopy's common shares
CPG	Consumer Packaged Goods
CY	Calendar year
DTC	Direct-to-consumer
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EIE	Equity in earnings
ESG	Environmental, social, and governance
Exchangeable Shares	New class of non-voting and non-participating exchangeable shares of Canopy which will be convertible into Common Shares
FY	Fiscal year
GAAP	General accepted accounting principles in the U.S.
Generation Z consumers	Consumer that were born between 1997 and 2012
GHG	Greenhouse Gas
High-End Beer	Beer that sells above $27.00 a case at retail
Higher-End Spirits	Spirits that generally sell above $14.00 - $17.00 per bottle at retail
Higher-End Wine	Wine that sells above $11.00 per bottle at retail for table wine and above $13.00 for sparkling wine
HL	Hectoliters
LDA	Legal drinking age

DEFINED TERMS

Term	Meaning
Low-End Beer	Beer that sells for less than $27.00 per case at retail
Lower-End Spirits	Spirits that generally sell for less than $14.00 - $17.00 per bottle at retail
Lower-End Wine	Wine that sells for less than $11.00 per bottle at retail for table wine and less than $13.00 for sparkling wine
LTM	Last 12 months
Luxury Wine Price Segment	Wine that sells between $20.00 - $24.99 per bottle at retail
OI&E	Other income and expenses
Reclassification	Reclassification, exchange, and conversion of our common stock to eliminate our Class B Common Stock pursuant to the terms and conditions of the reclassification agreement, dated June 30, 2022, among the Company and the members of the Sands stockholder group
SG&A	Selling, general, and administrative expenses
Super Luxury Wine Price Segment	Wine that sells above $25.00 per bottle at retail
U.S.	United States of America

COMPARABLE MEASURES (NON-GAAP)

Comparable measures are provided because management uses this information in evaluating the results of the core operations of the Company and/or internal goal setting. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. As such, the following items, when appropriate, are excluded from comparable results:

Acquisitions, Divestitures, and Related Costs
Acquisitions, divestitures, and related costs includes transaction and associated costs in connection with pending and completed acquisitions, investments, and divestitures. In addition, in connection with acquisitions, the allocation of purchase price in excess of book value for certain inventory on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired company prior to acquisition. For inventory produced and sold after the acquisition date, the related manufacturer's profit accrues to the Company.

Restructuring and Other Strategic Business Development Costs
Restructuring and other strategic business development costs consist primarily of costs recognized by the Company in connection with certain activities which are intended to simplify, streamline, or increase efficiencies. These costs include restructuring charges, such as employee termination benefit costs, contract termination costs, costs to consolidate or close facilities and relocate employees, and other costs which are not reflective of the core operations of the Company related to strategic business development initiatives.

COMPARABLE MEASURES (NON-GAAP)

Other

Other includes items that are not specifically related to acquisitions and divestitures or restructuring and other strategic business development costs (e.g. unrealized net (gain) loss on securities measured at fair value, loss on extinguishment of debt, impairment of assets, loss on contract termination, and net (gain) loss from the mark to fair value of undesignated commodity derivative contracts prior to settlement).

Comparable Basis Earnings before Interest and Taxes ("Comparable Basis EBIT"), as used by the Company, means net income (loss) attributable to CBI plus (i) net income (loss) attributable to noncontrolling interests, (ii) provision for (benefit from) income taxes, and (iii) interest expense, all on a comparable basis. Comparable Basis EBIT is considered a performance measure and the Company considers net income (loss) attributable to CBI the most comparable GAAP measure. Comparable Basis EBIT is used by management in evaluating the results of the core operations of the Company including, the results of its equity method investments. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The Company has disclosed its debt to Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA") ratio and net debt to EBITDA ratio. These are non-GAAP financial measures that management believes are of interest to investors and lenders in relation to the Company's overall capital structure and its ability to borrow additional funds. The Company considers EBITDA a measure of liquidity and considers net cash provided by operating activities the most comparable GAAP measure.

Free cash flow as used by the Company means the Company's net cash flow from operating activities prepared in accordance with GAAP less capital expenditures for property, plant, and equipment. Free cash flow is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

REPORTED STATEMENT OF OPERATIONS (GAAP)

(in millions, except share and per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Net sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 7,454.8
Cost of product sold	(3,767.8)	(4,035.7)	(4,191.6)	(4,148.9)	(907.2)	(1,141.4)	(1,094.9)	(969.9)	(4,113.4)	(1,108.2)	(1,329.2)	(1,209.6)	(3,647.0)
Gross profit	3,812.5	4,080.3	4,151.9	4,466.0	1,119.3	1,229.7	1,225.7	1,132.6	4,707.3	1,255.0	1,325.9	1,226.9	3,807.8
Selling, general, and administrative expenses [1]	(1,532.7)	(1,668.1)	(1,621.8)	(1,665.1)	(380.9)	(489.8)	(385.8)	(454.9)	(1,711.4)	(438.6)	(512.8)	(480.2)	(1,431.6)
Impairment of brewery construction in progress	—	—	—	—	(665.9)	—	—	—	(665.9)	—	—	—	—
Impairment of assets held for sale	—	—	(449.7)	(24.0)	—	—	—	—	—	—	—	—	—
Gain (loss) on sale of business	—	—	74.1	14.2	2.6	(0.7)	—	(0.2)	1.7	—	—	—	—
Operating income (loss)	2,279.8	2,412.2	2,154.5	2,791.1	75.1	739.2	839.9	677.5	2,331.7	816.4	813.1	746.7	2,376.2
Income (loss) from unconsolidated investments	487.2	2,101.6	(2,668.6)	150.3	(899.2)	(470.8)	(171.8)	(93.7)	(1,635.5)	(187.9)	(1,719.1)	(37.2)	(1,944.2)
Interest expense	(332.0)	(367.1)	(428.7)	(385.7)	(86.7)	(95.8)	(88.0)	(85.9)	(356.4)	(88.5)	(94.3)	(98.7)	(281.5)
Loss on extinguishment of debt	(97.0)	(1.7)	(2.4)	(12.8)	—	(29.4)	—	—	(29.4)	(15.3)	(8.0)	—	(23.3)
Income (loss) before income taxes	2,338.0	4,145.0	(945.2)	2,542.9	(910.8)	143.2	580.1	497.9	310.4	524.7	(1,008.3)	610.8	127.2
(Provision for) benefit from income taxes	(22.7)	(685.9)	966.6	(511.1)	13.5	(131.3)	(99.3)	(92.3)	(309.4)	(125.4)	(132.4)	(131.1)	(388.9)
Net income (loss)	2,315.3	3,459.1	21.4	2,031.8	(897.3)	11.9	480.8	405.6	1.0	399.3	(1,140.7)	479.7	(261.7)
Net (income) loss attributable to noncontrolling interests	(11.9)	(23.2)	(33.2)	(33.8)	(10.8)	(10.4)	(10.0)	(10.2)	(41.4)	(9.8)	(10.5)	(12.0)	(32.3)
Net income (loss) attributable to CBI	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (908.1)	$ 1.5	$ 470.8	$ 395.4	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ (294.0)
Diluted net income (loss) per common share attributable to CBI	$ 11.47	$ 17.57	$ (0.07)	$ 10.23	$ (4.74)	$ 0.01	$ 2.48	$ 2.07	$ (0.22)	$ 2.06	$ (6.30)	$ 2.52	$ (1.48)
Diluted weighted average common shares outstanding	200.745	195.532	168.329	195.308	170.602	192.530	189.939	190.685	167.431	189.333	161.730	185.291	164.573
Cash dividends declared per common share:													
Class A Common Stock	$ 2.08	$ 2.96	$ 3.00	$ 3.00	$ 0.76	$ 0.76	$ 0.76	$ 0.76	$ 3.04	$ 0.80	$ 0.80	$ 0.80	$ 2.40
Class B Convertible Common Stock	$ 1.88	$ 2.68	$ 2.72	$ 2.72	$ 0.69	$ 0.69	$ 0.69	$ 0.69	$ 2.76	$ 0.72	$ 0.72	$ 0.72	$ 2.16
Effective tax rate	1.0%	16.5%	102.3%	20.1%	1.5%	91.7%	17.1%	18.5%	99.7%	23.9%	(13.1%)	21.5%	305.7%
Items as a percent of net sales:													
Cost of product sold	49.7%	49.7%	50.2%	48.2%	44.8%	48.1%	47.2%	46.1%	46.6%	46.9%	50.1%	49.6%	48.9%
Gross profit	50.3%	50.3%	49.8%	51.8%	55.2%	51.9%	52.8%	53.9%	53.4%	53.1%	49.9%	50.4%	51.1%
Selling, general, and administrative expenses	20.2%	20.6%	19.4%	19.3%	18.8%	20.7%	16.6%	21.6%	19.4%	18.6%	19.3%	19.7%	19.2%
Operating income (loss)	30.1%	29.7%	25.8%	32.4%	3.7%	31.2%	36.2%	32.2%	26.4%	34.5%	30.6%	30.6%	31.9%

[1] Includes impairment of intangible assets of $86.8 million for the year ended February 28, 2018.

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(in millions, except per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Net Sales													
Reported Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 7,454.8
Comparable Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 7,454.8
Cost of Product Sold													
Reported Cost of Product Sold	$ (3,767.8)	$ (4,035.7)	$ (4,191.6)	$ (4,148.9)	$ (907.2)	$ (1,141.4)	$ (1,094.9)	$ (969.9)	$ (4,113.4)	$ (1,108.2)	$ (1,329.2)	$ (1,209.6)	$ (3,647.0)
Acquisitions, Divestitures, and Related Costs	18.7	4.9	1.5	0.4	—	(0.1)	0.1	0.1	0.1	1.0	0.9	2.1	4.0
Restructuring and Other Strategic Business Development Costs	—	8.9	132.1	29.9	2.6	—	—	—	2.6	—	—	1.1	1.1
Other	9.4	16.1	28.7	21.3	(20.7)	(15.1)	1.9	(51.2)	(85.1)	(25.4)	45.5	22.0	42.1
Comparable Cost of Product Sold	$ (3,739.7)	$ (4,005.8)	$ (4,029.3)	$ (4,097.3)	$ (925.3)	$ (1,156.6)	$ (1,092.9)	$ (1,021.0)	$ (4,195.8)	$ (1,132.6)	$ (1,282.8)	$ (1,184.4)	$ (3,599.8)
Gross Profit													
Reported Gross Profit	$ 3,812.5	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 1,119.3	$ 1,229.7	$ 1,225.7	$ 1,132.6	$ 4,707.3	$ 1,255.0	$ 1,325.9	$ 1,226.9	$ 3,807.8
Acquisitions, Divestitures, and Related Costs	18.7	4.9	1.5	0.4	—	(0.1)	0.1	0.1	0.1	1.0	0.9	2.1	4.0
Restructuring and Other Strategic Business Development Costs	—	8.9	132.1	29.9	2.6	—	—	—	2.6	—	—	1.1	1.1
Other	9.4	16.1	28.7	21.3	(20.7)	(15.1)	1.9	(51.2)	(85.1)	(25.4)	45.5	22.0	42.1
Comparable Gross Profit	$ 3,840.6	$ 4,110.2	$ 4,314.2	$ 4,517.6	$ 1,101.2	$ 1,214.5	$ 1,227.7	$ 1,081.5	$ 4,624.9	$ 1,230.6	$ 1,372.3	$ 1,252.1	$ 3,855.0
Selling, General, and Administrative Expenses													
Reported Selling, General, and Administrative Expenses	$ (1,532.7)	$ (1,668.1)	$ (1,621.8)	$ (1,665.1)	$ (380.9)	$ (489.8)	$ (385.8)	$ (454.9)	$ (1,711.4)	$ (438.6)	$ (512.8)	$ (480.2)	$ (1,431.6)
Acquisitions, Divestitures, and Related Costs [1]	11.3	34.1	(8.5)	6.3	1.6	4.9	(7.5)	8.1	7.1	(1.6)	5.0	(9.8)	(6.4)
Restructuring and Other Strategic Business Development Costs	14.0	17.1	25.3	23.9	0.9	(0.8)	(0.2)	(0.5)	(0.6)	1.4	1.2	0.2	2.8
Other	135.3	122.9	23.2	5.4	—	1.5	(10.4)	24.7	15.8	0.7	17.0	7.4	25.1
Comparable Selling, General, and Administrative Expenses	$ (1,372.1)	$ (1,494.0)	$ (1,581.8)	$ (1,629.5)	$ (378.4)	$ (484.2)	$ (403.9)	$ (422.6)	$ (1,689.1)	$ (438.1)	$ (489.6)	$ (482.4)	$ (1,410.1)
Impairment of Brewery Construction in Progress													
Reported Impairment of Brewery Construction in Progress	$ —	$ —	$ —	$ —	$ (665.9)	$ —	$ —	$ —	$ (665.9)	$ —	$ —	$ —	$ —
Other	—	—	—	—	665.9	—	—	—	665.9	—	—	—	—
Comparable Impairment of Brewery Construction in Progress	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Impairment of Assets Held for Sale													
Reported Impairment of Assets Held for Sale	$ —	$ —	$ (449.7)	$ (24.0)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Restructuring and Other Strategic Business Development Costs	—	—	449.7	24.0	—	—	—	—	—	—	—	—	—
Comparable Impairment of Assets Held for Sale	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Gain (Loss) on Sale of Business													
Reported Gain (Loss) on Sale of Business	$ —	$ —	$ 74.1	$ 14.2	$ 2.6	$ (0.7)	$ —	$ (0.2)	$ 1.7	$ —	$ —	$ —	$ —
Acquisitions, Divestitures, and Related Costs	—	—	(74.1)	(14.2)	(2.6)	0.7	—	0.2	(1.7)	—	—	—	—
Comparable Gain (Loss) on Sale of Business	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Reported Operating Income (Loss)	$ 2,279.8	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 75.1	$ 739.2	$ 839.9	$ 677.5	$ 2,331.7	$ 816.4	$ 813.1	$ 746.7	$ 2,376.2
Acquisitions, Divestitures, and Related Costs	30.0	39.0	(81.1)	(7.5)	(1.0)	5.5	(7.4)	8.4	5.5	(0.6)	5.9	(7.7)	(2.4)
Restructuring and Other Strategic Business Development Costs	14.0	26.0	607.1	77.8	3.5	(0.8)	(0.2)	(0.5)	2.0	1.4	1.2	1.3	3.9
Other	144.7	139.0	51.9	26.7	645.2	(13.6)	(8.5)	(26.5)	596.6	(24.7)	62.5	29.4	67.2
Comparable Operating Income (Loss)	$ 2,468.5	$ 2,616.2	$ 2,732.4	$ 2,888.1	$ 722.8	$ 730.3	$ 823.8	$ 658.9	$ 2,935.8	$ 792.5	$ 882.7	$ 769.7	$ 2,444.9
Income (Loss) from Unconsolidated Investments													
Reported Income (Loss) from Unconsolidated Investments	$ 487.2	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (899.2)	$ (470.8)	$ (171.8)	$ (93.7)	$ (1,635.5)	$ (187.9)	$ (1,719.1)	$ (37.2)	$ (1,944.2)
Acquisitions, Divestitures, and Related Costs	—	(95.9)	29.9	2.8	1.6	1.7	0.7	(50.5)	(46.5)	0.4	1.1	4.0	5.5
Restructuring and Other Strategic Business Development Costs	—	—	—	359.6	24.6	45.4	0.7	11.7	82.4	100.9	1.8	12.9	115.6
Other	(452.6)	(1,989.0)	2,450.2	(627.6)	829.4	392.5	134.1	96.3	1,452.3	34.1	1,682.6	14.6	1,731.3
Comparable Income (Loss) from Unconsolidated Investments	$ 34.6	$ 16.7	$ (188.5)	$ (114.9)	$ (43.6)	$ (31.2)	$ (36.3)	$ (36.2)	$ (147.3)	$ (52.5)	$ (33.6)	$ (5.7)	$ (91.8)
Interest Expense													
Reported Interest Expense	$ (332.0)	$ (367.1)	$ (428.7)	$ (385.7)	$ (86.7)	$ (95.8)	$ (88.0)	$ (85.9)	$ (356.4)	$ (88.5)	$ (94.3)	$ (98.7)	$ (281.5)
Acquisitions, Divestitures, and Related Costs	—	(20.1)	—	—	—	—	—	—	—	—	—	—	—
Comparable Interest Expense	$ (332.0)	$ (387.2)	$ (428.7)	$ (385.7)	$ (86.7)	$ (95.8)	$ (88.0)	$ (85.9)	$ (356.4)	$ (88.5)	$ (94.3)	$ (98.7)	$ (281.5)
Loss on Extinguishment of Debt													
Reported Loss on Extinguishment of Debt	$ (97.0)	$ (1.7)	$ (2.4)	$ (12.8)	$ —	$ (29.4)	$ —	$ —	$ (29.4)	$ (15.3)	$ (8.0)	$ —	$ (23.3)
Other	97.0	1.7	2.4	12.8	—	29.4	—	—	29.4	15.3	8.0	—	23.3
Comparable Loss on Extinguishment of Debt	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
(Provision For) Benefit From Income Taxes													
Reported (Provision For) Benefit From Income Taxes	$ (22.7)	$ (685.9)	$ 966.6	$ (511.1)	$ 13.5	$ (131.3)	$ (99.3)	$ (92.3)	$ (309.4)	$ (125.4)	$ (132.4)	$ (131.1)	$ (388.9)
Acquisitions, Divestitures, and Related Costs	(9.6)	(9.4)	(24.8)	27.2	0.2	(4.5)	(1.5)	1.4	(4.4)	(1.0)	(151.6)	11.6	(141.0)
Restructuring and Other Strategic Business Development Costs	(4.9)	(6.5)	(139.3)	(99.4)	(1.8)	(1.6)	0.1	(19.3)	(22.6)	(4.2)	(0.5)	(0.4)	(5.1)
Other	(376.1)	294.5	(1,106.6)	176.1	(136.5)	3.4	3.3	35.3	(94.5)	(7.3)	128.9	(8.7)	112.9
Comparable (Provision For) Benefit From Income Taxes	$ (413.3)	$ (407.3)	$ (304.1)	$ (407.2)	$ (124.6)	$ (134.0)	$ (97.4)	$ (74.9)	$ (430.9)	$ (137.9)	$ (155.6)	$ (128.6)	$ (422.1)
Net (Income) Loss Attributable to Noncontrolling Interests													
Reported Net (Income) Loss Attributable to Noncontrolling Interests	$ (11.9)	$ (23.2)	$ (33.2)	$ (33.8)	$ (10.8)	$ (10.4)	$ (10.0)	$ (10.2)	$ (41.4)	$ (9.8)	$ (10.5)	$ (12.0)	$ (32.3)
Comparable Net (Income) Loss Attributable to Noncontrolling Interests	$ (11.9)	$ (23.2)	$ (33.2)	$ (33.8)	$ (10.8)	$ (10.4)	$ (10.0)	$ (10.2)	$ (41.4)	$ (9.8)	$ (10.5)	$ (12.0)	$ (32.3)
Net Income (Loss) Attributable to CBI													
Reported Net Income (Loss) Attributable to CBI	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (908.1)	$ 1.5	$ 470.8	$ 395.4	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ (294.0)
Acquisitions, Divestitures, and Related Costs	20.4	(86.4)	(76.0)	22.5	0.8	2.7	(8.2)	(40.7)	(45.4)	(1.2)	(144.6)	7.9	(137.9)
Restructuring and Other Strategic Business Development Costs	9.1	19.5	467.8	338.0	26.3	43.0	0.6	(8.1)	61.8	98.1	2.5	13.8	114.4
Other	(587.0)	(1,553.8)	1,397.9	(412.0)	1,338.1	411.7	128.9	105.1	1,983.8	17.4	1,882.0	35.3	1,934.7
Comparable Net Income (Loss) Attributable to CBI	$ 1,745.9	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 457.1	$ 458.9	$ 592.1	$ 451.7	$ 1,959.8	$ 503.8	$ 588.7	$ 524.7	$ 1,617.2
Diluted Net Income (Loss) Per Common Share Attributable to CBI													
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI	$ 11.47	$ 17.57	$ (0.07)	$ 10.23	$ (4.74)	$ 0.01	$ 2.48	$ 2.07	$ (0.22)	$ 2.06	$ (6.30)	$ 2.52	$ (1.48)
Acquisitions, Divestitures, and Related Costs [1]	0.10	(0.44)	(0.39)	0.12	—	0.01	(0.04)	(0.21)	(0.24)	(0.01)	(0.78)	0.04	(0.74)
Restructuring and Other Strategic Business Development Costs [1]	0.05	0.10	2.40	1.73	0.13	0.22	—	(0.04)	0.32	0.52	0.01	0.07	0.61
Other [1]	(2.92)	(7.95)	7.17	(2.11)	6.83	2.14	0.68	0.55	10.32	0.09	10.13	0.19	10.36
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI [1] [2]	8.70	9.28	9.12	9.97	$ 2.33	$ 2.38	$ 3.12	$ 2.37	$ 10.20	$ 2.66	$ 3.17	$ 2.83	$ 8.66
Diluted weighted average common shares outstanding	200.745	195.532	194.881	195.308	195.883	192.530	189.939	190.685	192.222	189.333	185.737	185.291	186.793

[1] May not sum due to rounding as each item is computed independently.

[2] Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI may not sum as comparable amounts are calculated on a fully diluted basis and Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI may be calculated excluding issuable shares if the effect of including these would have been anti-dilutive.

CANOPY EQUITY EARNINGS (LOSSES) AND RELATED ACTIVITIES ("CANOPY EIE") (NON-GAAP)

(in millions except per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Comparable Net Income (Loss) Attributable to CBI - Canopy EIE													
Reported Canopy EIE		$ (2.6)	$ (575.9)	$ (679.0)	$ (155.8)	$ 120.5	$ (4.2)	$ (34.1)	$ (73.6)	$ (165.0)	$ (650.7)	**$ (60.8)**	$ (876.5)
Comparable Adjustments Canopy EIE [1]		(13.9)	354.2	532.8	111.5	(150.4)	(64.2)	(1.5)	(104.6)	113.0	615.9	**24.1**	753.0
Comparable Canopy EIE		(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	(52.0)	(34.8)	**(36.7)**	(123.5)
Benefit from income taxes Canopy EIE [1]		3.9	73.2	52.8	9.6	4.0	10.0	1.7	25.3	7.2	4.5	**3.4**	15.1
Comparable Net Income (Loss) Attributable to CBI - Canopy EIE		$ (12.6)	$ (148.5)	$ (93.4)	$ (34.7)	$ (25.9)	$ (58.4)	$ (33.9)	$ (152.9)	$ (44.8)	$ (30.3)	**$ (33.3)**	$ (108.4)
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE Calculation													
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE		$ (0.01)	$ (2.22)	$ (2.62)	$ (0.70)	$ 0.62	$ 0.02	$ (0.17)	$ (0.22)	$ (0.78)	$ (3.35)	**$ (0.31)**	$ (4.41)
Comparable Adjustments Canopy EIE		(0.05)	1.39	2.09	0.50	(0.76)	(0.32)	(0.01)	(0.58)	0.53	3.19	**0.13**	3.83
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE [2]		$ (0.06)	$ (0.76)	$ (0.48)	$ (0.18)	$ (0.13)	$ (0.31)	$ (0.18)	$ (0.80)	$ (0.24)	$ (0.16)	**$ (0.18)**	$ (0.58)
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, excluding Canopy EIE Calculation													
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI		$ 9.28	$ 9.12	$ 9.97	$ 2.33	$ 2.38	$ 3.12	$ 2.37	$ 10.20	$ 2.66	$ 3.17	**$ 2.83**	$ 8.66
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE		(0.06)	(0.76)	(0.48)	(0.18)	(0.13)	(0.31)	(0.18)	(0.80)	(0.24)	(0.16)	**(0.18)**	(0.58)
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, excluding Canopy EIE [2]		$ 9.34	$ 9.89	$ 10.44	$ 2.51	$ 2.52	$ 3.42	$ 2.55	$ 10.99	$ 2.90	$ 3.33	**$ 3.01**	$ 9.24

[1] The Comparable Adjustments Canopy EIE effective tax rate applied to each Comparable Adjustments Canopy EIE amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment.

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per common share are calculated on a fully dilutive basis.

ADJUSTED EBITDA CALCULATION AND RECONCILIATION, FREE CASH FLOW RECONCILIATION (NON-GAAP)

(in millions)	Fiscal Year 2017	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Net Sales	$ 7,321.1	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 7,454.8
Comparable Basis EBITDA Calculation														
Net income (loss) attributable to CBI	$ 1,528.6	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (908.1)	$ 1.5	$ 470.8	$ 395.4	$ (40.4)	$ 389.5	$ (1,151.2)	$ 467.7	$ (294.0)
Comparable adjustments	(154.4)	(557.5)	(1,620.7)	1,789.7	(51.5)	1,365.2	457.4	121.3	56.3	2,000.2	114.3	1,739.9	57.0	1,911.2
Comparable net income (loss) attributable to CBI	$ 1,374.2	$ 1,745.9	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 457.1	$ 458.9	$ 592.1	$ 451.7	$ 1,959.8	$ 503.8	$ 588.7	$ 524.7	$ 1,617.2
Net income (loss) attributable to NCI	4.1	11.9	23.2	33.2	33.8	10.8	10.4	10.0	10.2	41.4	9.8	10.5	12.0	32.3
Comparable provision for (benefit from) income taxes	502.3	413.3	407.3	304.1	407.2	124.6	134.0	97.4	74.9	430.9	137.9	155.6	128.6	422.1
Interest expense	333.3	332.0	387.2	428.7	385.7	86.7	95.8	88.0	85.9	356.4	88.5	94.3	98.7	281.5
Comparable Basis EBIT	2,213.9	2,503.1	2,632.9	2,543.9	2,773.2	679.2	699.1	787.5	622.7	2,788.5	740.0	849.1	764.0	2,353.1
Comparable Depreciation	237.5	293.8	324.2	318.9	293.7	76.0	86.3	86.3	88.7	337.3	92.7	90.8	94.9	278.4
Comparable Amortization	8.2	5.9	6.0	5.7	5.3	1.2	1.1	1.5	1.3	5.1	1.0	0.9	0.9	2.8
Total Depreciation and Amortization	245.7	299.7	330.2	324.6	299.0	77.2	87.4	87.8	90.0	342.4	93.7	91.7	95.8	281.2
Comparable Basis EBITDA	$ 2,459.6	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	$ 833.7	$ 940.8	$ 859.8	$ 2,634.3
Comparable Basis EBITDA Reconciliation														
Net Cash Provided By Operating Activities	$ 1,696.0	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 716.0	$ 809.9	$ 918.2	$ 261.3	$ 2,705.4	$ 758.2	$ 896.1	$ 626.3	$ 2,280.6
Net Cash Provided By Operating Activities Margin	*23.2%*	*25.5%*	*27.7%*	*30.6%*	*32.6%*	*35.3%*	*34.2%*	*39.6%*	*12.4%*	*30.7%*	*32.1%*	*33.8%*	*25.7%*	*30.6%*
Debt to LTM Net Cash Provided by Operating Activities	*5.4*	*5.3*	*6.1*	*4.8*	*3.7*	*3.7*	*3.7*	*3.6*	*3.9*	*3.9*	*4.0*	*3.9*	*4.8*	*4.8*
Provision for (Benefit from) Income Taxes	550.3	22.7	685.9	(966.6)	511.1	(13.5)	131.3	99.3	92.3	309.4	125.4	132.4	131.1	388.9
Interest Expense	333.3	332.0	367.1	428.7	385.7	86.7	95.8	88.0	85.9	356.4	88.5	94.3	98.7	281.5
Change in Operating Assets and Liabilities [1]	23.5	323.4	237.5	85.1	(148.3)	68.3	(83.4)	(58.4)	377.1	303.6	43.8	60.5	35.2	139.5
Equity in Earnings (Losses) of Equity Method Investees, Net of Distributed Earnings	—	3.6	(13.5)	(560.8)	(673.4)	(154.1)	118.8	29.3	(55.6)	(61.6)	(165.5)	(650.1)	(29.8)	(845.4)
Unrealized Net Gain (Loss) on Securities Measured at Fair Value	—	464.3	1,971.2	(2,126.4)	802.0	(745.1)	(590.0)	(199.7)	(109.9)	(1,644.7)	(22.4)	(9.3)	(7.4)	(39.1)
Deferred Tax Provision (Benefit)	(124.8)	237.4	(389.3)	1,153.7	(336.4)	98.7	(79.5)	(77.7)	(26.3)	(84.8)	(21.5)	(187.1)	(9.8)	(218.4)
Stock-Based Compensation Expense	(56.1)	(60.9)	(64.1)	(60.4)	(63.0)	(16.0)	(20.0)	2.2	(11.1)	(44.9)	(16.8)	(21.0)	(18.3)	(56.1)
Noncash Lease Expense	—	—	—	(88.3)	(83.3)	(19.7)	(20.4)	(20.8)	(21.0)	(81.9)	(21.6)	(22.8)	(22.3)	(66.7)
Comparable Adjustments	(204.6)	(263.9)	(1,889.8)	3,050.4	(168.3)	1,503.3	430.7	119.4	38.9	2,092.3	111.5	1,755.1	54.5	1,921.1
Other Items [2]	242.7	(187.2)	(188.2)	(598.0)	39.6	(768.2)	(6.7)	(24.5)	81.1	(718.3)	(45.9)	(1,107.3)	1.6	(1,151.6)
Comparable Basis EBITDA	$ 2,460.3	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	$ 833.7	$ 940.8	$ 859.8	$ 2,634.3
LTM Comparable Basis EBITDA	$ 2,460.3	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,092.9	$ 3,044.8	$ 3,024.7	$ 3,130.9	$ 3,130.9	$ 3,208.2	$ 3,362.5	$ 3,347.0	$ 3,347.0
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,172.3
Debt to LTM Net Income (Loss) Attributable to CBI	6.0	4.4	4.0	(1,153.9)	5.2	8.2	14.0	(195.3)	(257.8)	(257.8)	8.7	104.8	120.0	120.0
Debt to LTM Comparable Basis EBITDA	3.8	3.6	4.6	4.2	3.4	3.4	3.5	3.4	3.3	3.3	3.4	3.3	3.6	3.6
Free Cash Flow Reconciliation														
Net Cash Provided By Operating Activities	$ 1,696.0	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 716.0	$ 809.9	$ 918.2	$ 261.3	$ 2,705.4	$ 758.2	$ 896.1	$ 626.3	$ 2,280.6
Purchases of Property, Plant, and Equipment	(907.4)	(1,057.6)	(886.3)	(726.5)	(864.6)	(113.9)	(239.5)	(245.3)	(428.1)	(1,026.8)	(196.6)	(238.4)	(248.8)	(683.8)
Free Cash Flow	$ 788.6	$ 873.8	$ 1,360.0	$ 1,824.6	$ 1,941.9	$ 602.1	$ 570.4	$ 672.9	$ (166.8)	$ 1,678.6	$ 561.6	$ 657.7	$ 377.5	$ 1,596.8
Net Debt to LTM Comparable Basis EBITDA														
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ 12,172.3	$ 12,172.3
Cash	(177.4)	(90.3)	(93.6)	(81.4)	(460.6)	(503.8)	(103.4)	(361.3)	(199.4)	(199.4)	(101.8)	(165.1)	(185.0)	(185.0)
Net Debt	$ 9,060.7	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 9,940.4	$ 10,470.1	$ 9,971.2	$ 10,217.1	$ 10,217.1	$ 10,875.5	$ 10,785.1	$ 11,987.3	$ 11,987.3
Net Debt to LTM Net Income (Loss) Attributable to CBI	5.9	4.4	3.9	(1,025.7)	5.0	7.8	13.8	(188.5)	(252.9)	(252.9)	8.7	103.2	118.2	118.2
Net Debt to LTM Comparable Basis EBITDA	3.7	3.6	4.6	4.2	3.2	3.2	3.4	3.3	3.3	3.3	3.4	3.2	3.6	3.6

[1] Certain items, when material, are reported as part of the Change in Operating Assets and Liabilities in the Company's quarterly filings. If not material, these same items are reported as part of Other Items. Additionally, non-recurring items are included herein.

ADJUSTED EBITDA CALCULATION AND RECONCILIATION, EXCLUDING CANOPY EIE (NON-GAAP)

(in millions)	Fiscal Year 2017	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Comparable Basis EBIT, excluding Canopy EIE														
Comparable Basis EBIT			$ 2,632.9	$ 2,543.9	$ 2,773.2	$ 679.2	$ 699.1	$ 787.5	$ 622.7	$ 2,788.5	$ 740.0	$ 849.1	$ **764.0**	$ 2,353.1
Comparable Canopy EIE			(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	(52.0)	(34.8)	**(36.7)**	(123.5)
Comparable Basis EBIT, excluding Canopy EIE			$ 2,649.4	$ 2,765.6	$ 2,919.4	$ 723.5	$ 729.0	$ 855.9	$ 658.3	$ 2,966.7	$ 792.0	$ 883.9	$ **800.7**	$ 2,476.6
Comparable Basis EBITDA, excluding Canopy EIE														
Comparable Basis EBITDA	$ 2,459.6	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	$ 833.7	$ 940.8	$ **859.8**	$ 2,634.3
Less: Comparable Canopy EIE			(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	(52.0)	(34.8)	**(36.7)**	(123.5)
Comparable Basis EBITDA, excluding Canopy EIE	$ 2,459.6	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 800.7	$ 816.4	$ 943.7	$ 748.3	$ 3,309.1	$ 885.7	$ 975.6	$ **896.5**	$ 2,757.8
LTM Comparable Basis EBITDA, excluding Canopy EIE	$ 2,460.3	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 3,251.7	$ 3,199.4	$ 3,204.7	$ 3,309.1	$ 3,309.1	$ 3,394.1	$ 3,553.3	$ **3,506.1**	$ 3,506.1
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ **12,172.3**	$ 12,172.3
Debt to LTM Net Income (Loss) Attributable to CBI	6.0	4.4	4.0	(1,153.9)	5.2	8.2	14.0	(195.3)	(257.8)	(257.8)	8.7	104.8	**120.0**	120.0
Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE	3.8	3.6	4.6	3.9	3.2	3.2	3.3	3.2	3.1	3.1	3.2	3.1	**3.5**	3.5
Net Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE Reconciliation														
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	$ 10,977.3	$ 10,950.2	$ **12,172.3**	$ 12,172.3
Cash	(177.4)	(90.3)	(93.6)	(81.4)	(460.6)	(503.8)	(103.4)	(361.3)	(199.4)	(199.4)	(101.8)	(165.1)	**(185.0)**	(185.0)
Net Debt	$ 9,060.7	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 9,940.4	$ 10,470.1	$ 9,971.2	$ 10,217.1	$ 10,217.1	$ 10,875.5	$ 10,785.1	$ **11,987.3**	$ 11,987.3
Debt to LTM Net Income (Loss) Attributable to CBI	5.9	4.4	3.9	(1,025.7)	5.0	7.8	13.8	(188.5)	(252.9)	(252.9)	8.7	103.2	**118.2**	118.2
Net Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE	3.7	3.6	4.5	3.9	3.1	3.1	3.3	3.1	3.1	3.1	3.2	3.0	**3.4**	3.4

[1] Effective March 1, 2018, we adopted the FASB amended guidance regarding the recognition of revenue from contracts with customers using the retrospective application method. Accordingly, financial information for fiscal year 2017 and fiscal year 2018 presented herein has been adjusted to reflect the adoption of this amended guidance.

BUSINESS SEGMENT INFORMATION

Organic Net Sales

Amounts included for the Canopy segment represent 100% of Canopy's reported results on a two-month lag, prepared in accordance with U.S. GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of the Canopy results are included in the information below and subsequently eliminated in order to reconcile to our consolidated financial statements.

In addition, management excludes items that affect comparability ("Comparable Adjustments") from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and incentive compensation of segment management are evaluated based upon core segment operating income (loss) which do not include the impact of these Comparable Adjustments.

Organic

For periods of acquisition, the Company defines organic as current period reported less products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, the Company defines organic as prior period reported less products of divested businesses reported for the prior period, as appropriate. The Company provides organic net sales and organic shipment volumes because the Company uses this information in monitoring and evaluating the underlying business trends of its core operations. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

Transaction	Segment	Date of Transaction	Organic Adjustment Period
Acquisition			
Prisoner	Wine and Spirits	April 29, 2016	April 29, 2016 – April 28, 2017
High West [1]	Wine and Spirits	October 14, 2016	October 14, 2016 – October 13, 2017
Charles Smith [1]	Wine and Spirits	October 19, 2016	October 19, 2016 – October 18, 2017
Divestiture			
Canadian business	Wine and Spirits	December 17, 2016	December 17, 2015 – December 16, 2016
Black Velvet Divestiture	Wine and Spirits	November 1, 2019	November 1, 2018 – October 31, 2019
Ballast Point Divestiture	Beer	March 2, 2020	March 2, 2019 – March 1, 2020
Concentrate Business Divestiture	Wine and Spirits	December 29, 2020	December 29, 2019 – December 28, 2020
Wine and Spirits Divestiture	Wine and Spirits	January 5, 2021	January 5, 2020 – January 4, 2021
Nobilo Divestiture	Wine and Spirits	January 5, 2021	January 5, 2020 – January 4, 2021
Paul Masson Divestiture	Wine and Spirits	January 12, 2021	January 12, 2020 – January 11, 2021
2022 Wine Divestiture	Wine and Spirits	October 6, 2022	October 6, 2021 – October 5, 2022

[1]   Collectively, the October Wine and Spirits Acquisitions.

BUSINESS SEGMENT INFORMATION

(in millions)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Net Sales													
Beer	$ 4,660.4	$ 5,202.1	$ 5,615.9	$ 6,074.6	$ 1,572.0	$ 1,861.3	$ 1,752.6	$ 1,565.7	$ 6,751.6	$ 1,898.2	$ 2,139.3	$ 1,891.9	$ 5,929.4
Wine and Spirits													
Wine	2,556.3	2,532.5	2,367.5	2,208.4	397.7	447.2	506.2	468.2	1,819.3	404.1	442.0	470.5	1,316.6
Spirits	363.6	381.4	360.1	331.9	56.8	62.6	61.8	68.6	249.8	60.9	73.8	74.1	208.8
Wine and Spirits	2,919.9	2,913.9	2,727.6	2,540.3	454.5	509.8	568.0	536.8	2,069.1	465.0	515.8	544.6	1,525.4
Canopy	—	48.6	290.2	378.6	117.3	110.8	104.3	111.9	444.3	88.2	86.3	90.2	264.7
Consolidation and Eliminations	—	(48.6)	(290.2)	(378.6)	(117.3)	(110.8)	(104.3)	(111.9)	(444.3)	(88.2)	(86.3)	(90.2)	(264.7)
Comparable Adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	$ 2,363.2	$ 2,655.1	$ 2,436.5	$ 7,454.8
Gross Profit													
Beer	$ 2,531.2	$ 2,830.7	$ 3,125.2	$ 3,402.4	$ 893.7	$ 984.0	$ 958.1	$ 841.2	$ 3,677.0	$ 1,019.5	$ 1,147.6	$ 989.5	$ 3,156.6
Wine and Spirits	1,309.4	1,279.5	1,189.0	1,115.2	207.5	230.5	269.6	240.3	947.9	211.1	224.7	262.6	698.4
Corporate Operations and Other	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0
Canopy	—	11.2	45.4	(14.1)	7.7	22.2	(56.5)	8.0	(18.6)	(125.7)	(1.1)	2.9	(123.9)
Consolidation and Eliminations	—	(11.2)	(45.4)	14.1	(7.7)	(22.2)	56.5	(8.0)	18.6	125.7	1.1	(2.9)	123.9
Comparable Adjustments	(28.1)	(29.9)	(162.3)	(51.6)	18.1	15.2	(2.0)	51.1	82.4	24.4	(46.4)	(25.2)	(47.2)
Consolidated Gross Profit	$ 3,812.5	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 1,119.3	$ 1,229.7	$ 1,225.7	$ 1,132.6	$ 4,707.3	$ 1,255.0	$ 1,325.9	$ 1,226.9	$ 3,807.8
Operating Income (Loss)													
Beer (A)	$ 1,840.2	$ 2,042.9	$ 2,247.9	$ 2,494.3	$ 673.1	$ 693.0	$ 723.6	$ 613.6	$ 2,703.3	$ 762.8	$ 865.6	$ 710.0	$ 2,338.4
Wine and Spirits (A)	794.1	771.2	708.4	622.4	104.2	100.2	144.5	121.8	470.7	91.0	99.4	134.8	325.2
Corporate Operations and Other (A)	(165.8)	(197.9)	(223.9)	(228.6)	(54.5)	(62.9)	(44.3)	(76.5)	(238.2)	(61.3)	(82.3)	(75.1)	(218.7)
Canopy (A)	—	(82.7)	(685.8)	(1,496.0)	(184.2)	(152.8)	(171.0)	(122.1)	(630.1)	(418.2)	(1,439.8)	(134.6)	(1,992.6)
Consolidation and Eliminations (A)	—	82.7	685.8	1,496.0	184.2	152.8	171.0	122.1	630.1	418.2	1,439.8	134.6	1,992.6
Comparable Adjustments	(188.7)	(204.0)	(577.9)	(97.0)	(647.7)	8.9	16.1	18.6	(604.1)	23.9	(69.6)	(23.0)	(68.7)
Consolidated Operating Income (Loss)	$ 2,279.8	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 75.1	$ 739.2	$ 839.9	$ 677.5	$ 2,331.7	$ 816.4	$ 813.1	$ 746.7	$ 2,376.2

BUSINESS SEGMENT INFORMATION

	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Nine Months 2023
Income (Loss) from Unconsolidated Investments													
Beer **(B)**	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ **0.0**	$ 0.0
Wine and Spirits **(B)**	34.4	33.4	36.4	31.7	1.3	(1.1)	33.4	0.8	34.4	1.5	3.4	**35.4**	40.3
Corporate Operations and Other **(B)**	0.2	(0.2)	(3.2)	(0.4)	(0.6)	(0.2)	(1.3)	(1.4)	(3.5)	(2.0)	(2.3)	**(4.4)**	(8.7)
Canopy **(B)**	—	—	—	—	—	—	—	—	—	—	—	**0.0**	0.0
Consolidation and Eliminations **(B)**	$ —	(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	(52.0)	(34.7)	**(36.7)**	(123.4)
Comparable Adjustments	452.6	2,084.9	(2,480.1)	265.2	(855.6)	(439.6)	(135.5)	(57.5)	(1,488.2)	(135.4)	(1,685.5)	**(31.5)**	(1,852.4)
Consolidated Income (Loss) from Unconsolidated Investments	$ 487.2	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (899.2)	$ (470.8)	$ (171.8)	(93.7)	$ (1,635.5)	$ (187.9)	$ (1,719.1)	$ **(37.2)**	$ (1,944.2)
Comparable Earnings (Losses) Before Interest and Taxes (A+B)	$ 2,503.1	$ 2,632.9	$ 2,543.9	$ 2,773.2	$ 679.2	$ 699.1	$ 787.5	$ 622.7	$ 2,788.5	$ 740.0	$ 849.1	$ **764.0**	$ 2,353.1
Gross Profit as a Percent of Net Sales:													
Beer	54.3%	54.4%	55.6%	56.0%	56.9%	52.9%	54.7%	53.7%	54.5%	53.7%	53.6%	**52.3%**	53.2%
Wine and Spirits	44.8%	43.9%	43.6%	43.9%	45.7%	45.2%	47.5%	44.8%	45.8%	45.4%	43.6%	**48.2%**	45.8%
Canopy	NM	23.0%	15.6%	(3.7%)	6.6%	20.0%	(54.2%)	7.1%	(4.2%)	(142.5%)	(1.3%)	**3.2%**	(46.8%)
Consolidation and Eliminations	NM	23.0%	15.6%	(3.7%)	6.6%	20.0%	(54.2%)	7.1%	(4.2%)	(142.5%)	(1.3%)	**3.2%**	(46.8%)
Consolidated Gross Profit	50.3%	50.3%	49.8%	51.8%	55.2%	51.9%	52.8%	53.9%	53.4%	53.1%	49.9%	**50.4%**	51.1%
Operating Income (Loss) as a Percent of Net Sales:													
Beer	39.5%	39.3%	40.0%	41.1%	42.8%	37.2%	41.3%	39.2%	40.0%	40.2%	40.5%	**37.5%**	39.4%
Wine and Spirits	27.2%	26.5%	26.0%	24.5%	22.9%	19.7%	25.4%	22.7%	22.7%	19.6%	19.3%	**24.8%**	21.3%
Corporate Operations and Other	(2.2%)	(2.4%)	(2.7%)	(2.7%)	(2.7%)	(2.7%)	(1.9%)	(3.6%)	(2.7%)	(2.6%)	(3.1%)	**(3.1%)**	(2.9%)
Canopy	NM	(170.2%)	NM	(395.1%)	(157.0%)	(137.9%)	(164.0%)	(109.1%)	(141.8%)	(474.1%)	(1668.4%)	**(149.2%)**	(752.8%)
Consolidation and Eliminations	NM	(170.2%)	NM	(395.1%)	(157.0%)	(137.9%)	(164.0%)	(109.1%)	(141.8%)	(474.1%)	(1668.4%)	**(149.2%)**	(752.8%)
Consolidated Operating Income (Loss)	30.1%	29.7%	25.8%	32.4%	3.7%	31.2%	36.2%	32.2%	26.4%	34.5%	30.6%	**30.6%**	31.9%

NM = Not Meaningful

Constellation Brands

REPORTED AND ORGANIC NET SALES

Fiscal Year 2023	First Quarter 2023	First Quarter 2022	Percent Change	Second Quarter 2023	Second Quarter 2022	Percent Change	Third Quarter 2023	Third Quarter 2022	Percent Change	Fourth Quarter 2023	Fourth Quarter 2022	Percent Change	Nine Months 2023	Nine Months 2022	Percent Change
Consolidated Net Sales	$ 2,363.2	$ 2,026.5	17%	$ 2,655.1	$ 2,371.1	12%	**$ 2,436.5**	**$ 2,320.6**	**5%**				$ 7,454.8	$ 6,718.2	11%
Less: 2022 Wine Divestiture	—	—		—	—		**—**	**(17.4)**					—	(17.4)	
Consolidated Organic Net Sales	$ 2,363.2	$ 2,026.5	17%	$ 2,655.1	$ 2,371.1	12%	**$ 2,436.5**	**$ 2,303.2**	**6%**				$ 7,454.8	$ 6,700.8	11%
Beer Net Sales	$ 1,898.2	$ 1,572.0	21%	$ 2,139.3	$ 1,861.3	15%	**$ 1,891.9**	**$ 1,752.6**	**8%**				$ 5,929.4	$ 5,185.9	14%
Wine and Spirits Net Sales	$ 465.0	$ 454.5	2%	$ 515.8	$ 509.8	1%	**$ 544.6**	**$ 568.0**	**(4%)**				$ 1,525.4	$ 1,532.3	0%
Less: 2022 Wine Divestiture	—	—		—	—		**—**	**(17.4)**					—	(17.4)	
Wine and Spirits Organic Net Sales	$ 465.0	$ 454.5	2%	$ 515.8	$ 509.8	1%	**$ 544.6**	**$ 550.6**	**(1%)**				$ 1,525.4	$ 1,514.9	1%

Fiscal Year 2022	First Quarter 2022	First Quarter 2021	Percent Change	Second Quarter 2022	Second Quarter 2021	Percent Change	Third Quarter 2022	Third Quarter 2021	Percent Change	Fourth Quarter 2022	Fourth Quarter 2021	Percent Change	Fiscal Year 2022	Fiscal Year 2021	Percent Change
Consolidated Net Sales	$ 2,026.5	$ 1,963.4	3%	$ 2,371.1	$ 2,260.4	5%	$ 2,320.6	$ 2,438.1	(5%)	$ 2,102.5	$ 1,953.0	8%	$ 8,820.7	$ 8,614.9	2%
Less: Divestitures	—	(186.8)		—	(181.4)		—	(210.3)		—	(63.8)		—	(642.3)	
Consolidated Organic Net Sales	$ 2,026.5	$ 1,776.6	14%	$ 2,371.1	$ 2,079.0	14%	$ 2,320.6	$ 2,227.8	4%	$ 2,102.5	$ 1,889.2	11%	$ 8,820.7	$ 7,972.6	11%
Beer Net Sales	$ 1,572.0	$ 1,384.1	14%	$ 1,861.3	$ 1,635.9	14%	$ 1,752.6	$ 1,677.9	4%	$ 1,565.7	$ 1,376.7	14%	$ 6,751.6	$ 6,074.6	11%
Wine and Spirits Net Sales	$ 454.5	$ 579.3	(22%)	$ 509.8	$ 624.5	(18%)	$ 568.0	$ 760.2	(25%)	$ 536.8	$ 576.3	(7%)	$ 2,069.1	$ 2,540.3	(19%)
Less: Divestitures	—	(186.8)		—	(181.4)		—	(210.3)		—	(63.8)		—	(642.3)	
Wine and Spirits Organic Net Sales	$ 454.5	$ 392.5	16%	$ 509.8	$ 443.1	15%	$ 568.0	$ 549.9	3%	$ 536.8	$ 512.5	5%	$ 2,069.1	$ 1,898.0	9%

Fiscal Year 2021	First Quarter 2021	First Quarter 2020	Percent Change	Second Quarter 2021	Second Quarter 2020	Percent Change	Third Quarter 2021	Third Quarter 2020	Percent Change	Fourth Quarter 2021	Fourth Quarter 2020	Percent Change	Fiscal Year 2021	Fiscal Year 2020	Percent Change
Consolidated Net Sales	$ 1,963.4	$ 2,097.2	(6%)	$ 2,260.4	$ 2,344.0	(4%)	$ 2,438.1	$ 1,999.4	22%	$ 1,953.0	$ 1,902.9	3%	$ 8,614.9	$ 8,343.5	3%
Less: Divestitures	—	(47.3)		—	(44.0)		—	(33.6)		—	(198.0)		—	(322.9)	
Consolidated Organic Net Sales	$ 1,963.4	$ 2,049.9	(4%)	$ 2,260.4	$ 2,300.0	(2%)	$ 2,438.1	$ 1,965.8	24%	$ 1,953.0	$ 1,704.9	15%	$ 8,614.9	$ 8,020.6	7%
Beer Net Sales	$ 1,384.1	$ 1,477.4	(6%)	$ 1,635.9	$ 1,640.4	(0%)	$ 1,677.9	$ 1,310.6	28%	$ 1,376.7	$ 1,187.5	16%	$ 6,074.6	$ 5,615.9	8%
Less: Divestiture	—	(28.6)		—	(24.7)		—	(20.2)		—	(18.5)		—	(92.0)	
Beer Organic Net Sales	$ 1,384.1	$ 1,448.8	(4%)	$ 1,635.9	$ 1,615.7	1%	$ 1,677.9	$ 1,290.4	30%	$ 1,376.7	$ 1,169.0	18%	$ 6,074.6	$ 5,523.9	10%
Wine and Spirits Net Sales	$ 579.3	$ 619.8	(7%)	$ 624.5	$ 703.6	(11%)	$ 760.2	$ 688.8	10%	$ 576.3	$ 715.4	(19%)	$ 2,540.3	$ 2,727.6	(7%)
Less: Divestitures	—	(18.7)		—	(19.3)		—	(13.4)		—	(179.5)		—	(230.9)	
Wine and Spirits Organic Net Sales	$ 579.3	$ 601.1	(4%)	$ 624.5	$ 684.3	(9%)	$ 760.2	$ 675.4	13%	$ 576.3	$ 535.9	8%	$ 2,540.3	$ 2,496.7	2%

REPORTED AND ORGANIC NET SALES

Fiscal Year 2020	First Quarter 2020	First Quarter 2019	Percent Change	Second Quarter 2020	Second Quarter 2019	Percent Change	Third Quarter 2020	Third Quarter 2019	Percent Change	Fourth Quarter 2020	Fourth Quarter 2019	Percent Change	Fiscal Year 2020	Fiscal Year 2019	Percent Change
Consolidated Net Sales	$ 2,097.2	$ 2,047.1	2%	$ 2,344.0	$ 2,299.1	2%	$ 1,999.4	$ 1,972.6	1%	$ 1,902.9	$ 1,797.2	6%	$ 8,343.5	$ 8,116.0	3%
Less: Black Velvet Divestiture	—	—		—	—		—	(8.5)		—	(17.5)		—	(26.0)	
Consolidated Organic Net Sales	$ 2,097.2	$ 2,047.1	2%	$ 2,344.0	$ 2,299.1	2%	$ 1,999.4	$ 1,964.1	2%	$ 1,902.9	$ 1,779.7	7%	$ 8,343.5	$ 8,090.0	3%
Beer Net Sales	$ 1,477.4	$ 1,375.1	7%	$ 1,640.4	$ 1,527.1	7%	$ 1,310.6	$ 1,209.8	8%	$ 1,187.5	$ 1,090.1	9%	$ 5,615.9	$ 5,202.1	8%
Wine and Spirits Net Sales	$ 619.8	$ 672.0	(8%)	$ 703.6	$ 772.0	(9%)	$ 688.8	$ 762.8	(10%)	$ 715.4	$ 707.1	1%	$ 2,727.6	$ 2,913.9	(6%)
Less: Black Velvet Divestiture	—	—		—	—		—	(8.5)		—	(17.5)		—	(26.0)	
Wine and Spirits Organic Net Sales	$ 619.8	$ 672.0	(8%)	$ 703.6	$ 772.0	(9%)	$ 688.8	$ 754.3	(9%)	$ 715.4	$ 689.6	4%	$ 2,727.6	$ 2,887.9	(6%)

Fiscal Year 2019	First Quarter 2019	First Quarter 2018	Percent Change	Second Quarter 2019	Second Quarter 2018	Percent Change	Third Quarter 2019	Third Quarter 2018	Percent Change	Fourth Quarter 2019	Fourth Quarter 2018	Percent Change	Fiscal Year 2019	Fiscal Year 2018	Percent Change
Consolidated Net Sales	$ 2,047.1	$ 1,928.5	6%	$ 2,299.1	$ 2,087.9	10%	$ 1,972.6	$ 1,801.9	9%	$ 1,797.2	$ 1,762.0	2%	$ 8,116.0	$ 7,580.3	7%
Beer Net Sales	$ 1,375.1	$ 1,239.2	11%	$ 1,527.1	$ 1,381.7	11%	$ 1,209.8	$ 1,042.5	16%	$ 1,090.1	$ 997.0	9%	$ 5,202.1	$ 4,660.4	12%
Wine and Spirits Net Sales	$ 672.0	$ 689.3	(3%)	$ 772.0	$ 706.2	9%	$ 762.8	$ 759.4	0%	$ 707.1	$ 765.0	(8%)	$ 2,913.9	$ 2,919.9	(0%)

Effective March 1, 2018, we adopted the FASB amended guidance regarding the recognition of revenue from contracts with customers using the retrospective application method. Accordingly, financial information for the interim and annual periods of fiscal 2018 presented in the above Fiscal Year 2019 analysis has been adjusted to reflect the adoption of this amended guidance. For the interim and annual periods presented below for the Fiscal Year 2018 analysis, financial information has not been adjusted to reflect the adoption of this amended guidance as it is not deemed material.

Fiscal Year 2018	First Quarter 2018	First Quarter 2017	Percent Change	Second Quarter 2018	Second Quarter 2017	Percent Change	Third Quarter 2018	Third Quarter 2017	Percent Change	Fourth Quarter 2018	Fourth Quarter 2017	Percent Change	Fiscal Year 2018	Fiscal Year 2017	Percent Change
Consolidated Net Sales	$ 1,935.5	$ 1,871.8	3%	$ 2,084.5	$ 2,021.2	3%	$ 1,799.1	$ 1,810.5	(1%)	$ 1,765.9	$ 1,628.0	8%	$ 7,585.0	$ 7,331.5	3%
Less: Prisoner	(13.2)	—		—	—		—	—		—	—		(13.2)	—	
Less: October Wine and Spirits Acquisitions	(13.7)	—		(13.6)	—		(9.9)	—		—	—		(37.2)	—	
Less: Canadian Divestiture	—	(89.6)		—	(100.1)		—	(98.9)		—	(22.6)		—	(311.2)	
Consolidated Organic Net Sales	$ 1,908.6	$ 1,782.2	7%	$ 2,070.9	$ 1,921.1	8%	$ 1,789.2	$ 1,711.6	5%	$ 1,765.9	$ 1,605.4	10%	$ 7,534.6	$ 7,020.3	7%
Beer Net Sales	$ 1,242.3	$ 1,151.0	8%	$ 1,378.9	$ 1,222.5	13%	$ 1,040.1	$ 964.6	8%	$ 997.2	$ 891.2	12%	$ 4,658.5	$ 4,229.3	10%
Wine and Spirits Net Sales	$ 693.2	$ 720.8	(4%)	$ 705.6	$ 798.7	(12%)	$ 759.0	$ 845.9	(10%)	$ 768.7	$ 736.8	4%	$ 2,926.5	$ 3,102.2	(6%)
Less: Prisoner	(13.2)	—		—	—		—	—		—	—		(13.2)	—	
Less: October Wine and Spirits Acquisitions	(13.7)	—		(13.6)	—		(9.9)	—		—	—		(37.2)	—	
Less: Canadian Divestiture	—	(89.6)		—	(100.1)		—	(98.9)		—	(22.6)		—	(311.2)	
Wine and Spirits Organic Net Sales	$ 666.3	$ 631.2	6%	$ 692.0	$ 698.6	(1%)	$ 749.1	$ 747.0	0%	$ 768.7	$ 714.2	8%	$ 2,876.1	$ 2,791.0	3%



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